Filed Pursuant to Rule 424(b)(5)
Registration No. 333-281182

Prospectus Supplement

(To Prospectus dated August 1, 2024)

Aptiv PLC	Aptiv Global Financing Designated Activity Company

$500,000,000 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Aptiv PLC, a public limited company incorporated under the laws of Jersey (the “Issuer”), and Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited), incorporated in Ireland and an indirect subsidiary of Aptiv PLC (the “Co-Obligor” and, together with Aptiv PLC, the “Issuers”), are offering $500,000,000 of 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the “Notes”). The Notes will bear interest (i) from and including the date of original issuance to, but excluding, December 15, 2029 at an annual rate of 6.875% and (ii) from and including December 15, 2029, during each Interest Reset Period (as defined herein) at an annual rate equal to the Five-Year Treasury Rate (as defined in herein) as of the most recent Reset Interest Determination Date (as defined herein), plus 3.385%. The Notes will mature on December 15, 2054. Interest on the Notes will, subject to our right to defer interest payments (as described below), be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2025. See “Description of Notes—Principal, Maturity and Interest.”

So long as no Event of Default (as defined herein) with respect to the Notes has occurred and is continuing, we may, at our option, defer interest payments on the Notes on one or more occasions, from time to time, for up to 20 consecutive semi-annual Interest Payment Periods (as defined herein). During any deferral period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes, and, in addition, interest on deferred interest will accrue at the then-applicable interest rate on the Notes, compounded semi-annually, to the extent permitted by applicable law, as described in this prospectus supplement. See “Description of Notes—Option to Defer Interest Payments.”

The Issuers may, at their option, redeem all or part of the Notes at the times and at the redemption prices described herein. See “Description of Notes—Redemption.” In addition, the Issuers may, at their option, redeem all, but not a part, of the Notes at any time in the event of certain developments affecting taxation as described herein. See “Description of Notes—Redemption—Tax Redemption.”

The obligations under the Notes will initially be fully and unconditionally guaranteed by Aptiv Corporation, a Delaware corporation and an indirect subsidiary of Aptiv PLC (the “Guarantor”). The Notes and the guarantee will be general unsecured and subordinated obligations of the Issuers and the Guarantor, respectively, and will rank (a) junior and subordinate in right of payment with all of the Issuers’ and the Guarantor’s respective existing and future Senior Indebtedness (as defined herein), including all of Aptiv PLC’s outstanding notes, which are also issued or guaranteed by Aptiv Corporation and Aptiv Global Financing Designated Activity Company, and borrowings under Aptiv’s credit facilities, and (b) equal in right of payment with all of the Issuers’ and the Guarantor’s respective future unsecured indebtedness that may be incurred from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment. The Notes and the guarantee will be effectively subordinated to any of the Issuers’ and the Guarantor’s respective future secured debt to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all liabilities of the Issuers’ respective subsidiaries (other than the Guarantor). See “Description of Notes—Ranking; Subordination.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement, as well as the risks set forth in our other filings with the Securities and Exchange Commission that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Issuers intend to apply to list the Notes on the New York Stock Exchange (the “NYSE”). If such a listing is obtained, the Issuers will have no obligation to maintain such listing, and the Issuers may delist the Notes at any time. There is currently no established trading market for the Notes.

	Price to Public (1)	Underwriting Discount	Proceeds to the Issuers, Before Expenses
Per Note	100.000%	1.000%	99.000%
Total	$500,000,000	$5,000,000	$495,000,000

(1)	Plus accrued interest from September 13, 2024, if settlement occurs after that date.

The Issuers expect that delivery of the Notes will be made to investors in book-entry form only through the facilities of The Depository Trust Company and its participants, including Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank SA/NV (“Euroclear”), on or about September 13, 2024.

Joint Book-Running Managers

J.P. Morgan	Goldman Sachs & Co. LLC

Senior Co-Managers

Barclays	BNP PARIBAS	BofA Securities

Citigroup	Deutsche Bank Securities

Co-Managers

SOCIETE GENERALE	SMBC Nikko	Standard Chartered Bank	TD Securities

Truist Securities	UniCredit Capital Markets	US Bancorp	Wells Fargo Securities

September 9, 2024

ABOUT THIS PROSPECTUS

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the Notes offered hereby. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any Notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information in the documents we have listed under the heading “Where You Can Find More Information.”

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we or the underwriters have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

Notices Under Jersey Law

Our directors have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All of the directors accept responsibility accordingly.

The Jersey Financial Services Commission (the “Commission”) has given, and has not withdrawn, or will have given prior to the issue of the Notes and not withdrawn, its consent under Article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Notes. The Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving this consent, the Commission takes no responsibility for the financial soundness of the Issuers or for the correctness of any statements made, or opinions expressed, with regard to it.

In this prospectus, unless otherwise indicated or the context otherwise requires, “Aptiv,” the “Company,” “we,” “us” and “our” refer to Aptiv PLC, a public limited company formed under the laws of Jersey on May 19, 2011. “Aptiv Global Financing Designated Activity Company” and “Co-Obligor” refers to Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited), an indirect subsidiary of Aptiv PLC. References to the “Issuers” refer to Aptiv PLC and Aptiv Global Financing Designated Activity Company, as the co-issuers of the Notes, and not to any of their respective subsidiaries. “Aptiv Corporation” and the “Guarantor” refers to Aptiv Corporation, an indirect subsidiary of Aptiv PLC, and not to any of its subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and prior to the termination of this offering (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 6, 2024;

•

The portions of our Definitive Proxy Statement on Schedule 14A filed on March 11, 2024 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2023;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2023, filed on March 28, 2024;

•	Our Quarterly Reports on Form 10-Q for the three months ended March 31, 2024, filed on May 2, 2024, and June 30, 2024, filed on August 1, 2024; and

•	Our Current Reports on Form 8-K filed on April 26, 2024, June 11, 2024, August 2, 2024 and August 20, 2024.

You may request a free copy of these filings by writing to, or telephoning, us at the following address and phone number:

Aptiv PLC

5 Hanover Quay

Grand Canal Dock

Dublin 2, Ireland

353-1-259-7013

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SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference in this prospectus supplement and accompanying prospectus, contains forward-looking statements that reflect, when made, our current views with respect to current events, certain investments and acquisitions and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to our operations and business environment, which may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or our strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: global and regional economic conditions, including conditions affecting the credit market; global inflationary pressures; uncertainties created by the conflict between Ukraine and Russia, and its impacts to the European and global economies and our operations in each country; uncertainties created by the conflicts in the Middle East and their impacts on global economies; fluctuations in interest rates and foreign currency exchange rates; the cyclical nature of global automotive sales and production; the potential disruptions in the supply of and changes in the competitive environment for raw material and other components integral to our products, including the ongoing semiconductor supply shortage; our ability to maintain contracts that are critical to our operations; potential changes to beneficial free trade laws and regulations, such as the United States-Mexico-Canada Agreement; changes to tax laws; future significant public health crises; our ability to integrate and realize the expected benefits of recent transactions; our ability to attract, motivate and/or retain key executives; our ability to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of our unionized employees or those of our principal customers; and our ability to attract and retain customers. Additional factors are discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our filings with the Securities and Exchange Commission, including those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and our Quarterly Reports on Form 10-Q for the three months ended March 31, 2024 and June 30, 2024. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus supplement to conform our prior statements to actual results or revised expectations.

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SUMMARY

This summary description of our business and the offering may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. In particular, you should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

Company Overview

We are a leading global technology and mobility architecture company primarily serving the automotive sector. We deliver end-to-end mobility solutions, enabling our customers’ transition to more electrified, software-defined vehicles. We design and manufacture vehicle components and provide electrical, electronic and active safety technology solutions to the global automotive and commercial vehicle markets, creating the software and hardware foundation for vehicle features and functionality. Our Advanced Safety and User Experience segment is focused on providing the necessary software and advanced computing platforms, and our Signal and Power Solutions segment is focused on providing the requisite networking architecture required to support the integrated systems in today’s complex vehicles. Together, our businesses develop the ‘brain’ and the ‘nervous system’ of increasingly complex vehicles, providing integration of the vehicle into its operating environment.

We are one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers (“OEMs”) in the world. We operate 138 major manufacturing facilities and 11 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 50 countries and have approximately 22,200 scientists, engineers and technicians focused on developing market relevant product solutions for our customers.

We are focused on growing and improving the profitability of our businesses, and have implemented a strategy designed to position us to deliver industry-leading long-term shareholder returns. This strategy includes disciplined investing in our business to grow and enhance our product offerings, strategically focusing our portfolio in high-technology, high-growth spaces in order to meet consumer preferences and leveraging an industry-leading cost structure to expand our operating margins.

Our principal executive offices are located at 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland and our telephone number is 353-1-259-7013. Our register of members is kept at our registered office, which is 13 Castle Street, St. Helier, JE1 1ES, Jersey, Channel Islands.

Recent Developments

Bridge Credit Agreement. On August 1, 2024, in order to finance a portion of the share repurchases under the accelerated share repurchase agreements, dated as of August 1, 2024 (the “ASR Agreements”), to repurchase an aggregate of up to $3.0 billion of our ordinary shares, we and certain of our subsidiaries entered into a new $2,500 million senior unsecured bridge facility pursuant to that certain Bridge Credit Agreement (the “Bridge Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto. On August 1, 2024, we drew down in full the $2,500 million principal amount of loans under the Bridge Credit Agreement.

Term Loan A Credit Agreement. On August 19, 2024, we and certain of our subsidiaries entered into a new $600 million senior unsecured term loan A credit agreement (the “Term Loan A Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto. We used the proceeds of the Term Loan A Credit Agreement to partially refinance the $2,500 million senior unsecured bridge facility previously borrowed under the Bridge Credit Agreement.

Concurrent Offering of Senior Notes. Concurrently with this offering, the Issuers are offering (the “Concurrent Offering”) $550,000,000 of 4.650% senior notes due 2029, $550,000,000 of 5.150% senior notes due 2034 and $550,000,000 of 5.750% senior notes due 2054 (collectively, the “Senior Notes”), which will each be guaranteed by the Guarantor. There can be no assurance that we will complete the Concurrent Offering, and the closings of this offering and the Concurrent Offering are not conditioned on each other. The Concurrent Offering is being made by means of a separate prospectus supplement and not by means of this prospectus supplement. This description is solely for informational purposes, and this prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offering. The Notes offered hereby and the guarantee by the Guarantor will be junior and subordinate in right of payment to the Senior Notes issued in the Concurrent Offering.

We expect to use the net proceeds from the Concurrent Offering, together with the net proceeds from this offering, to redeem in full the $700 million aggregate principal amount of the 2.396% senior notes due 2025 (the “2025 Notes”) and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement. See “Use of Proceeds.” We refer to (i) the borrowings under the Bridge Credit Agreement, (ii) the borrowings under the Term Loan A Credit Agreement and the use of proceeds therefrom, (iii) the Concurrent Offering and the use of proceeds therefrom, and (iv) the offering of the Notes offered hereby and the use of the net proceeds therefrom collectively as the “Transactions.”

THE OFFERING

This summary highlights certain terms of the offering but does not contain all information that may be important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

Issuers	Aptiv PLC and Aptiv Global Financing Designated Activity Company

Securities Offered	$500,000,000 aggregate principal amount of 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054.

Maturity Date	December 15, 2054

Interest Rate	The Notes will bear interest (i) from and including the date of the original issuance to, but excluding, December 15, 2029 at an annual rate of 6.875% and (ii) from and including December 15, 2029, during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 3.385%.

See “Description of Notes—Principal, Maturity and Interest.”

Interest Payment Dates	Semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2025.

Optional Interest Deferral	So long as no Event of Default (as defined herein) with respect to the Notes has occurred and is continuing, we may, at our option, defer interest payments on the Notes on one or more occasions, from time to time, for up to 20 consecutive semi-annual Interest Payment Periods (as defined herein) (each such deferral period, which will commence on the Interest Payment Date (as defined herein) on which the first such deferred interest payment otherwise would have been made, an “Optional Deferral Period”), except that no such Optional Deferral Period may extend beyond the maturity date of the Notes or end on a day other than the day immediately preceding an Interest Payment Date, and we may not begin a new Optional Deferral Period and may not pay current interest on the Notes until we have paid all accrued interest on the Notes from the previous Optional Deferral Period.

During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes. In addition, during any Optional Deferral Period, interest on the deferred interest (“Compound Interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. The Interest Payment Date falling immediately after the last day of an Optional Deferral Period shall not be deemed to fall on a day during such Optional Deferral Period.

No interest will be due or payable on the Notes during any such Optional Deferral Period, except upon a redemption of any Notes on any redemption date during such Optional Deferral Period (in which case all accrued and unpaid interest (including, to the extent permitted by applicable law, any Compound Interest) on the Notes to be redeemed to, but excluding, such redemption date will be due and payable on such redemption date), or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an Event of Default with respect to the Notes (in which case all accrued and unpaid interest, including, to the extent permitted by applicable law, any Compound Interest, on the Notes shall become due and payable).

Before the end of any Optional Deferral Period that is shorter than 20 consecutive Interest Payment Periods, we may elect, at our option, to extend such Optional Deferral Period, so long as the entire Optional Deferral Period does not exceed 20 consecutive Interest Payment Periods or extend beyond the maturity date of the Notes. We may also elect, at our option, to shorten the length of any Optional Deferral Period. No Optional Deferral Period (including as extended or shortened) may end on a day other than the day immediately preceding an Interest Payment Date. At the end of any Optional Deferral Period, if all amounts then due on the Notes, including all accrued and unpaid interest thereon (including, without limitation and to the extent permitted by applicable law, any deferred interest and any Compound Interest), are paid, we may elect to begin a new Optional Deferral Period; provided, however, that, without limitation of the foregoing, we may not begin a new Optional Deferral Period unless we have paid all accrued and unpaid interest on such Notes (including, without limitation and to the extent permitted by applicable law, any deferred interest and any Compound Interest) from any previous Optional Deferral Period.

See “Description of Notes—Option to Defer Interest Payments.”

Certain Restrictions During an Optional Deferral Period	During any Optional Deferral Period, Aptiv (and its majority-owned subsidiaries, as applicable) will not do any of the following (subject to certain exceptions):

•	declare or pay any dividends or distributions on any of the Issuers’ or the Guarantor’s Share Capital (as defined herein);

•	redeem, purchase, acquire or make a liquidation payment with respect to any of the Issuers’ or the Guarantor’s Share Capital;

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pay any principal, interest (to the extent such interest is deferrable) or premium on, or repay, repurchase or redeem, any of the Issuers’ or the Guarantor’s indebtedness that ranks equally with or junior to the Notes in right of payment (including debt securities of other series); or

•	make any payments with respect to any guarantees by the Issuers or the Guarantor of any indebtedness if such guarantees rank equally with or junior to the Notes in right of payment.

See “Description of Notes—Option to Defer Interest Payments.”

Guarantees	The payment of the principal, premium and interest on the Notes will be fully and unconditionally guaranteed on an unsecured and subordinated basis by the Guarantor. Under certain circumstances, the Guarantor may be released from the guarantee without the consent of the holders of the Notes.

See “Description of Notes—Note Guarantees.”

Ranking	The Notes and the guarantee will be the Issuers’ and the Guarantor’s respective general unsecured and subordinated obligations and will:

•

rank junior and subordinate in right of payment with all of the Issuers’ and the Guarantor’s existing and future Senior Indebtedness (as defined herein), including all of Aptiv’s outstanding notes, which are also issued or guaranteed by the Co-Obligor and the Guarantor, and borrowings under Aptiv’s credit facilities;

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rank equal in right of payment to all of their respective future unsecured indebtedness that may be incurred from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment;

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be effectively subordinated in right of payment to any of the Issuers’ and the Guarantor’s respective future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated in right of payment to all indebtedness and other liabilities of each of the Issuers’ existing and future subsidiaries who do not guarantee the Notes.

At June 30, 2024, on an as adjusted basis after giving effect to the Transactions, the Issuers and the Guarantor would have had total indebtedness of $8,215 million, of which $7,722 million would rank senior in right of payment to the Notes.

Our non-guarantor subsidiaries contribute substantially all of our revenues and operating income, and had total assets of $23,236 million and total liabilities of $5,927 million, including total debt of $34 million, or 94% of our total assets and 46% of our total liabilities, as of June 30, 2024 (giving effect to intercompany eliminations).

Optional Redemption	We may redeem the Notes: (i) in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date on any day in the period commencing on the date falling 90 days prior to the first Reset Date (as defined herein) and ending on and including the first Reset Date and, after the first Reset Date, on any Interest Payment Date or (ii) in whole, but not in part, at 102% of their principal amount, plus any accrued and unpaid interest thereon, if a rating agency makes certain changes in the equity credit criteria for securities such as the Notes.

See “Description of Notes—Redemption.”

Optional Tax Redemption	The Issuers may redeem the Notes as a whole but not in part, at their option, in the event (i) that there is more than an insubstantial risk that interest payable by us on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for tax purposes in a Relevant Taxing Jurisdiction (as defined herein) or (ii) of certain changes in tax law that would require the Issuers or the Guarantor, as applicable, to pay Additional Amounts (as defined herein) to holders of the Notes in respect of withholding taxes that cannot be avoided by taking reasonable measures available to the Issuers or the Guarantor, as applicable, in each case, at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to but excluding the date of redemption.

See “Description of Notes—Redemption—Tax Redemption.”

Additional Amounts	Subject to certain exceptions and limitations, the Issuers or the Guarantor, as applicable, will pay such Additional Amounts (as defined herein) on the Notes (or payments under the Note Guarantees (as defined herein) in respect thereof) as may be necessary so that the net amount received by each holder of the Notes after all withholding or deductions, if any, will not be less than the amount the holder would have received in respect of such Note (or payments under the Note Guarantees in respect thereof) in the absence of such withholding or deduction.

See “Description of Notes—Payment of Additional Amounts.”

Use of Proceeds	We expect to use the net proceeds from this offering, together with the net proceeds from the Concurrent Offering, to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement.

Conflicts of Interest	Certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. As a result of the intended use of net proceeds of this offering to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates may receive at least 5% of the net proceeds of this offering. The receipt of at least 5% of the net proceeds of this offering by any underwriter or its affiliates would be considered a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) for such underwriters. Consequently, this offering will be conducted in accordance with the applicable requirements of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Listing

The Issuers intend to apply to list the Notes on the NYSE. If such a listing is obtained, the Issuers will have no obligation to maintain such listing, and the Issuers may delist the Notes at any time. There is currently no established trading market for the Notes. The underwriters have advised the Issuers that they currently intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making with respect to the

Notes without notice. Accordingly, the Issuers cannot assure you as to the development or liquidity of any market for the Notes.

Form and Denominations	The Issuers will issue the Notes in the form of one or more fully registered global securities, without coupons, in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investing in the Notes involves substantial risk. Please read “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 15 of our annual report on Form 10-K for the year ended December 31, 2023 incorporated by reference herein for a discussion of certain factors you should consider in evaluating an investment in the Notes.

RISK FACTORS

Investing in the Notes involves risks. You should carefully consider all the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before deciding to invest in the Notes. In particular, we urge you to carefully consider the risk factors set forth below as well as those under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023 incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to the Notes

The Notes are subordinated to all of the Issuers’ and the Guarantor’s indebtedness (other than any unsecured indebtedness that the Issuers or the Guarantor may in the future incur that ranks junior to or pari passu with the Notes).

Pursuant to the terms of the indenture that will govern the Notes, the Notes and the related guarantee will be subordinated in right of payment to all of the Issuers’ and the Guarantor’s existing and future Senior Indebtedness (as defined herein). This means that, in the event of (a) the Issuers’ or the Guarantor’s dissolution, winding-up, liquidation or reorganization, (b) the Issuers’ or the Guarantor’s failure to pay any interest, principal or other monetary amounts due on any of their Senior Indebtedness when due (and continuance of that default beyond any applicable grace period) or (c) acceleration of the maturity of any of the Issuers’ or the Guarantor’s Senior Indebtedness as a result of a default, we will not be permitted to make any payments on the Notes until, in the case of clause (a), all amounts due or to become due on all of such Senior Indebtedness have been paid in full, or, in the case of clauses (b) and (c), all amounts due on such Senior Indebtedness have been paid in full. See “Description of Notes—Subordination.” Additionally, the Notes will rank equally in right of payment with any future unsecured indebtedness that the Issuers or the Guarantor may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment.

Our debt exposes us to certain risks.

As of June 30, 2024, after giving effect to the Transactions, the total indebtedness of the Issuers and the Guarantor would have been $8,215 million, of which $7,722 million would have ranked senior in right of payment to the Notes. Our indebtedness could have important consequences, including:

•	making it more difficult for the Issuers to satisfy their respective obligations with respect to the Notes;

•	increasing our vulnerability to adverse economic or industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;

•	increasing our vulnerability to, and limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	exposing us to the risk of increased interest rates as borrowings under our credit agreements are subject to variable rates of interest;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

Despite the level of our indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.

Despite our current level of indebtedness, we and our subsidiaries may be able to incur significant additional indebtedness, including secured indebtedness, in the future. For example, we had no drawings and $2 billion of available borrowings under our revolving credit facility as of June 30, 2024. Additionally, the Notes offered hereby and all of our senior notes (including the Senior Notes) contain no restrictive covenants on our ability to incur more debt, including debt that ranks senior in right of payment to the Notes. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased, and we may not be able to meet all our debt obligations, including the Issuers’ repayment of the Notes, in whole or in part.

We may not be able to generate sufficient cash from operations to service our debt.

Our ability to make payments on, and to refinance, our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future and our ability to borrow under our revolving credit facility to the extent of available borrowings. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If economic conditions worsen, we could experience decreased revenues from our operations and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the restrictive covenants and borrowing limitations which we are subject to under certain of our indebtedness.

Based on our current and expected level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our future liquidity needs. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we default on our obligations to pay our other indebtedness, the Issuers will not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including a default under our credit agreements or under the indentures governing our existing notes, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness could (and in the case of payment default, will) prevent the Issuers from paying principal and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our credit agreements and in the indentures governing our existing notes, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our credit agreements:

•

the lenders under our credit agreements could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against their collateral and they may be able to cause all of our available cash to be used to repay their loans;

•	such default could cause a cross-default or cross-acceleration under our other indebtedness; and

•

we may be prevented from making payments on the Notes as discussed in “—The Notes are subordinated to all of the Issuers’ and the Guarantor’s indebtedness (other than any unsecured indebtedness that the Issuers or the Guarantor may in the future incur that ranks junior to or pari passu with the Notes).”

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Your rights as a holder of the Notes are effectively subordinated to claims of creditors of our subsidiaries, other than the Co-Obligor and the Guarantor, which are not obligors under the Notes.

On the issue date, none of our subsidiaries other than the Co-Obligor and the Guarantor will be obligors under the Notes. The Issuers will not be required under the indenture for the Notes to add subsidiary Guarantors in the future. As a result, you will be creditors of only the Issuers and the Guarantor. Substantially all of our operations are conducted by subsidiaries, which, other than the Co-Obligor and the Guarantor, will not be obligors under the Notes on the issue date. All of the existing and future liabilities of those other subsidiaries, including any claims of trade creditors, debtholders and preferred stockholders, if any, will be effectively senior to your claim as a holder of the Notes and related guarantees, meaning creditors of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our other creditors, including holders of the Notes. Our subsidiaries may incur significant additional indebtedness in the future. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. The indenture will not limit the ability of our non-guarantor subsidiaries to incur debt or other liabilities.

Our non-guarantor subsidiaries contribute substantially all of our revenues and operating income, and had total assets of $23,236 million and total liabilities of $5,927 million, including total debt of $34 million, or 94% of our total assets and 46% of our total liabilities, as of June 30, 2024 (giving effect to intercompany eliminations).

The Notes are obligations of the Issuer, the Co-Obligor and the Guarantor only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, subsidiaries other than the Co-Obligor and the Guarantor.

The Notes are obligations of the Issuer, the Co-Obligor and the Guarantor only. A substantial portion of our consolidated assets are held by our non-guarantor subsidiaries, which means that our ability to service our debt, including the Notes, depends on the results of operations of their subsidiaries and upon the ability of those subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the Notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

The Notes will be unsecured and rank behind any of the Issuers’ and the Guarantor’s respective future secured creditors to the extent of the value of the collateral securing their claims.

At June 30, 2024, the Issuers and the Guarantor had no secured debt. However, the indenture that will govern the Notes will not, and the indenture governing our senior notes does not, restrict our ability to incur secured debt. Holders of any future secured indebtedness of the Issuers and the Guarantor will have claims that are prior to your claims as holders of the Notes to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment in respect of the Issuers’ or the Guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of the Issuers’ or the Guarantor’s secured indebtedness will have prior claims to the assets that constitute their collateral. If any of these events occurs, the secured creditors could sell those of the assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture governing the Notes at such time. Only when the applicable secured debt obligations are satisfied in full will the proceeds of the collateral securing such indebtedness be available to satisfy obligations under the Notes and our other obligations. Holders of the Notes will participate ratably with all holders of the Issuers’ and the Guarantor’s respective unsecured indebtedness that is deemed to rank equally with the Notes, based upon the respective amount owed to each creditor. Upon the occurrence of any of the aforementioned events, because the Notes will not be secured by any of the Issuers’ or the Guarantor’s assets, it is possible that any remaining assets might be insufficient to satisfy your claims in full.

We can defer interest payments on the Notes on one or more occasions, from time to time, for up to 20 consecutive semi-annual interest payment periods. This may affect the market price of the Notes.

So long as no Event of Default (as defined herein) with respect to the Notes has occurred and is continuing, we may, at our option, defer interest payments on the Notes on one or more occasions, from time to time, for up to 20 consecutive semi-annual interest payment periods, except that no such Optional Deferral Period may extend beyond the Stated Maturity of the Notes or end on a day other than the day immediately preceding an interest payment date, and we may not begin a new Optional Deferral Period, and may not pay current interest on the Notes until we have paid all accrued interest on the Notes from the previous Optional Deferral Period. As a result, we may elect, on one or more occasions, not to pay interest on the Notes for up to ten years. Moreover, following the end of any Optional Deferral Periods, if all amounts then due on the Notes are paid, we could immediately start a new Optional Deferral Period of up to 20 consecutive semi-annual interest payment periods. No interest will be due or payable on the Notes during any such Optional Deferral Period, except upon a redemption of the Notes on any redemption date during such Optional Deferral Period (in which case all accrued and unpaid interest (including, to the extent permitted by applicable law, any interest on the deferred interest (“Compound Interest”)) on the Notes to be redeemed to, but excluding, such redemption date will be due and payable on such redemption date), or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an Event of Default with respect to the Notes (in which case all accrued and unpaid interest, including, to the extent permitted by applicable law, any Compound Interest, on the Notes shall become due and payable). Instead, interest on the Notes would be deferred but would continue to accrue at the then-applicable interest rate on the Notes. In addition, during any Optional Deferral Period, Compound Interest would accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. If we exercise this interest deferral right, the Notes may trade at a price that does not reflect the value of accrued and unpaid interest on the Notes or that is otherwise substantially less than the price at which the Notes would have traded if we had not exercised such interest deferral right. If we exercise this interest deferral right and you sell your Notes during an Optional Deferral Period, you may not receive the same return on your investment as a holder that continues to hold its Notes until we pay the deferred interest following the end of such Optional Deferral Period. In addition, as a result of our right to defer interest payments, the market price of the Notes may be more volatile than other securities that do not have these rights.

We are not permitted to pay current interest on the Notes until we have paid all outstanding deferred interest, and this could have the effect of extending interest deferral periods.

During an Optional Deferral Period, we will be prohibited from paying current interest on the Notes until we have paid all accrued and unpaid deferred interest plus any accrued interest thereon. As a result, we may not be able to pay current interest on the Notes if we do not have available funds to pay all accrued and unpaid deferred interest plus any accrued interest thereon (including, to the extent permitted by applicable law, Compounded Interest).

Holders of the Notes subject to United States federal income taxation may have to pay taxes on interest before they receive payments from us.

If we defer payments of interest on the Notes, the Notes will be treated at that time, solely for purposes of the United States federal income tax original issue discount rules, as having been retired and reissued with original issue discount. A holder of the Notes subject to United States federal income tax on a net income basis would be required to accrue that original issue discount for United States federal income tax purposes in respect of such holder’s proportionate share of the accrued but unpaid interest on the Notes, regardless of such holder’s method of tax accounting. As a result, a holder will be required to include the accrued interest in such holder’s gross income for United States federal income tax purposes even though such holder will not have received any associated cash. A holder’s adjusted tax basis in a Note generally will be increased by such amounts that it was required to include in gross income. Unpaid interest accrued on the Notes during an Optional Deferral Period will be payable on the Interest Payment Date immediately following the last day of such Optional Deferral Period. If a holder sells its Notes on or before the record date for such Interest Payment Date, then all of the interest accrued on such Notes during the Optional Deferral Period will be paid to the person who is the registered owner of those Notes at the close of business on such record date, and the holder that sold those Notes will not receive from us any of the interest that accrued on those Notes during the Optional Deferral Period and that such holder reported as income for tax purposes. Holders should consult with their tax advisors regarding the tax consequences of an investment in the Notes. For more information regarding the U.S. tax consequences of owning and disposing of the Notes, see “Material U.S. Federal Income Tax Considerations.”

Holders of the Notes will have limited rights of acceleration.

Holders of the Notes and the trustee under the indenture that will govern the Notes may accelerate payment of the principal and interest on the Notes only upon the occurrence and continuation of certain Events of Default. Payment of principal and interest on the Notes may be accelerated upon the occurrence of an Event of Default related to failure to pay interest within 30 days after it is due, failure to pay principal or premium, if any, on the Notes when due and certain events of bankruptcy, insolvency, receivership or reorganization relating to the Issuers. Holders of the Notes and the trustee will not have the right to accelerate payment of the principal or interest on the Notes upon the breach of any other covenant in the indenture that will govern the Notes. See “Description of Notes—Defaults.”

We may redeem the Notes before they mature.

We may redeem the Notes in whole or in part at our option as described under “Description of Notes—Redemption.” These redemption rights may, depending on prevailing market conditions at the time, create reinvestment risk for the holders of the Notes in that they may be unable to find a suitable replacement investment with a comparable return to the Notes.

The interest rate will reset for the Notes on December 15, 2029 and each subsequent Reset Date, and any interest payable after a Reset Date may be less than an earlier interest rate.

The interest rate on the Notes for each Interest Reset Period will equal the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 3.385%. Therefore, the interest rate after December 15, 2029 could be less than the initial interest rate applicable to the Notes, and any interest payable after a subsequent Reset Date may be less than the interest rate for a prior period. We have no control over the factors that may affect United States Treasury rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events. See “Description of Notes—Principal, Maturity and Interest.” In the past, United States Treasury rates have experienced significant fluctuations. Historical levels, fluctuations and trends of United States Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in United States Treasury rates is not an indication that United States Treasury rates are more or less likely to increase or decrease at any time after December 15, 2029, and historical United States Treasury rates are not an indication of future Five-Year Treasury Rates.

An active trading market may not develop for these Notes, which may make it more difficult to sell and accurately price the Notes.

The Notes are a new issue of securities. There are no established public trading markets for the Notes and active trading markets may not develop. Although the Issuers expect the Notes to be listed for trading on the

NYSE, no assurance can be given that the Notes will become or remain listed, that trading markets for the Notes will develop or of the price at which investors may be able to sell the Notes, if at all. In addition, if such a listing is obtained, the Issuers will have no obligation to maintain such listing, and the Issuers may delist the Notes at any time. The underwriters have advised the Issuers that they intend to make markets in the Notes after the Issuers complete this offering. However, the underwriters are not obligated to do so and may cease their market-making activities at any time. The liquidity of the trading markets in the Notes, and the market prices quoted for the Notes, may be adversely affected by changes in the overall markets for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industries generally. As a result, the Issuers cannot assure you that active trading markets will develop for the Notes.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the Notes, if any, could cause the liquidity or market values of the Notes to decline. In addition, we may redeem the Notes if a rating agency makes certain changes in the equity credit methodology for securities such as the Notes.

The Notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. The Issuers cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market values of the Notes.

Any future lowering of our ratings may make it more difficult or more expensive for the Issuers to obtain additional debt financing. If any credit rating initially assigned to the Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Notes without a substantial discount.

In addition, we may, at our option, redeem the Notes, in whole, but not in part, if a rating agency makes certain changes in the equity credit methodology for securities such as the Notes. See “Description of Notes—Redemption—Redemption Following a Rating Agency Event.”

The Notes are not protected by restrictive covenants.

The indenture that will govern the Notes will not contain any financial or operating covenants or restrictions on the payments of dividends (except during an Optional Deferral Period), the making of investments, the incurrence of indebtedness or the purchase or prepayment (except, with respect to securities that rank equally with or junior to the Notes in right of payment, during an Optional Deferral Period) of securities by us or any of our subsidiaries. In addition, the indenture that will govern the Notes will not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes could have the effect of diminishing our ability to make payments on the Notes when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures.

Trading in the clearing systems is subject to minimum denomination requirements.

The Notes will be issued only in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. It is possible that the clearing systems may process trades which could result in amounts being held in denominations smaller than the minimum denominations. If definitive notes are required to be issued in relation to such Notes in accordance with the provisions of the relevant global notes, a holder who does not have the minimum denomination of $200,000 or an integral multiple of $1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive notes unless and until such time as its holding satisfies the minimum denomination requirement.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $493 million after deducting the underwriting discounts and our estimated offering expenses.

We expect to use the net proceeds from this offering, together with the net proceeds from the Concurrent Offering, to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement.

Certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. To the extent that a portion of the net proceeds of this offering is used to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates would receive a portion of those net proceeds. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2024:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the borrowings under the Bridge Credit Agreement as reduced by the partial repayment with borrowings under the Term Loan A Credit Agreement, (ii) the borrowings under the Term Loan A Credit Agreement, (iii) the use of cash on hand to partially fund the share repurchases under the ASR Agreements and to pay related fees and expenses and (iv) the application of the net proceeds from the issuance of the 4.250% Euro-denominated senior notes due 2036 (the “2036 Euro Notes”), which are currently held as short-term investments, to redeem in full the 1.500% Euro-denominated senior notes due 2025 (the “2025 Euro Notes”); and

•

on an as further adjusted basis to give effect to the issuance of the Notes offered by this prospectus supplement and the issuance of the Senior Notes in the Concurrent Offering and the application of the net proceeds therefrom, as described in “Use of Proceeds” in this prospectus supplement (using an estimate of related premiums, fees and expenses).

This table should be read in conjunction with the financial statements, including the accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended June 30, 2024 and the year ended December 31, 2023, which can be found in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and our Annual Report on Form 10-K for the year ended December 31, 2023, respectively, each incorporated by reference in this prospectus supplement and the accompanying prospectus. Amounts of debt set forth below are net of any unamortized issuance costs and discounts.

	As of June 30, 2024
	Actual	As adjusted	As further adjusted
	(in millions) (unaudited)
Cash and cash equivalents	$1,409	$881	$381
Short-term investments(1)	748	—	—
Debt
Bridge Credit Agreement(2)	—	1,887	—
Term Loan A due 2027(3)	—	594	594
2.396% senior notes due 2025	699	699	—
1.500% Euro-denominated senior notes due 2025 (€700 million)(1)(4)	747	—	—
1.600% Euro-denominated senior notes due 2028 (€500 million)(4)	532	532	532
4.350% senior notes due 2029	299	299	299
3.250% senior notes due 2032	792	792	792
4.250% Euro-denominated senior notes due 2036 (€750 million)(4)	792	792	792
4.400% senior notes due 2046	296	296	296
5.400% senior notes due 2049	345	345	345
3.100% senior notes due 2051	1,455	1,455	1,455
4.150% senior notes due 2052	988	988	988
6.875% fixed-to-fixed reset rate junior subordinated notes due 2054 offered hereby	—	—	493
4.650% senior notes due 2029 offered in the Concurrent Offering(5)	—	—	545
5.150% senior notes due 2034 offered in the Concurrent Offering(5)	—	—	543
5.750% senior notes due 2054 offered in the Concurrent Offering(5)	—	—	541
Finance leases and other debt	34	34	34

Total debt(6)	$6,979	$8,713	$8,249
Total shareholders’ equity(7)	11,675	8,668	8,638

Total capitalization	$18,654	$17,381	$16,887

(1)

As adjusted gives effect to the use of the short-term investments, which are comprised of term deposits with original maturities greater than three months, to redeem in full the €700 million in aggregate principal amount outstanding of the 2025 Euro Notes.

(2)

As adjusted gives effect to borrowings of $2.5 billion under the Bridge Credit Agreement, net of $13 million of issuance costs, and reduced by a partial repayment of $600 million using proceeds from the borrowings under the Term Loan A Credit Agreement.

(3)	As adjusted gives effect to borrowings of $600 million under the Term Loan A Credit Agreement, net of $6 million of issuance costs.

(4)	Based on the euro/U.S. dollar exchange rate of €1.00 = U.S. $1.06805 as of June 30, 2024 (shown net of unamortized issuance costs and discount).

(5)	Represents the principal amount of Senior Notes being offered in the Concurrent Offering. See “Summary—Recent Developments—Concurrent Offering of Senior Notes.”

(6)

Includes current portion of total debt of approximately $1,475 million as of June 30, 2024. The Company maintains a revolving credit facility of $2.0 billion, which remained undrawn as of June 30, 2024.

(7)

As adjusted gives effect to the ASR Agreements to repurchase an aggregate of $3.0 billion of our ordinary shares, $4 million of fees and expenses associated with the ASR Agreements, $2 million of interest expense under the Bridge Credit Agreement and $1 million from a loss on extinguishment of debt from the redemption of the 2025 Euro Notes described in (1) above. As further adjusted gives effect to $18 million of interest expense under the Bridge Credit Agreement, $11 million from a loss on extinguishment of debt from the repayment of the Bridge Credit Agreement and $1 million from a loss on extinguishment of debt from the redemption of the 2.396% senior notes due 2025.

BOARD OF DIRECTORS

The following table sets forth certain information concerning the individuals who serve as directors of the Company as at the date of this prospectus supplement:

Name	Position
Kevin P. Clark	Director
Nancy E. Cooper	Director
Joseph L. Hooley	Director
Vasumati P. Jakkal	Director
Merit E. Janow	Director
Sean O. Mahoney	Director
Paul M. Meister	Director
Robert K. Ortberg	Director
Colin J. Parris	Director
Ana G. Pinczuk	Director

The business address of the members of the board is Aptiv PLC, 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland. Kevin P. Clark is the only director who is also an employee of the Aptiv group. We are not otherwise aware of any potential conflicts of interest between the private interests or other duties of the directors and their duties to the Company.

The secretary of the Company is Katherine H. Ramundo. The business address of the Company’s secretary is Aptiv PLC, 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland.

DESCRIPTION OF NOTES

Definitions of certain terms used in this Description of Notes may be found under the heading “—Certain Definitions.” For purposes of this section, the terms “Company” and “Aptiv” refer only to Aptiv PLC and not to any of its subsidiaries; the term “Co-Obligor” refers only to Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited) (“AGFDAC”), an indirect subsidiary of Aptiv PLC, and not to any of its subsidiaries; the term “Issuers” refers to Aptiv PLC and AGFDAC; the terms “we,” “our” and “us” refer to the Issuers and, unless the context otherwise requires, their respective subsidiaries. The Notes will initially be guaranteed (the “Note Guarantee”) by Aptiv Corporation, an indirect subsidiary of Aptiv PLC. Aptiv Corporation is referred to as the “Guarantor.”

The Issuers will issue the 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 (the “Notes”) pursuant to a Subordinated Notes Indenture, to be dated as of September 13, 2024 (the “Base Indenture”), as supplemented by a first supplemental indenture, to be dated as of September 13, 2024 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Issuers, the Guarantor, Wilmington Trust, National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as a registrar, paying agent and authenticating agent (the “Registrar and Paying Agent”). The Notes will be issued as a separate series under the Indenture.

The Indenture contains provisions which define your rights under the Notes. In addition, the Indenture governs the obligations of the Issuers and the Guarantor under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

The following description is meant to be only a summary of the provisions of the Indenture that we consider material. It does not restate the terms of the Indenture in their entirety. We urge that you carefully read the Indenture because the Indenture, and not this description, governs your rights as holders. You may request copies of the Indenture at our address set forth above under the heading “Where You Can Find More Information.”

Overview of the Notes

The Notes:

•	will be unsecured subordinated obligations of each of the Issuers;

•	will be guaranteed on an unsecured subordinated basis by the Guarantor;

•	will be junior in right of payment to all existing and future senior obligations of each of the Issuers and the Guarantor;

•	will be equal in right of payment to all future subordinated obligations of each of the Issuers and the Guarantor; and

•

will be effectively junior to all future secured indebtedness of each of the Issuers and the Guarantor to the extent of the value of the assets securing such secured indebtedness, and all Indebtedness, if any, of subsidiaries of each of the Issuers (other than the Guarantor).

Principal, Maturity and Interest

The Issuers will initially issue the Notes in an aggregate principal amount of $500,000,000. The Notes will bear interest (i) from and including the Issue Date to, but excluding, December 15, 2029 at an annual rate of 6.875% and (ii) from and including December 15, 2029 during each Interest Reset Period (as defined below) at an annual rate equal to the Five-Year Treasury Rate (as defined below) as of the most recent Reset Interest Determination Date (as defined below), plus 3.385%. The Notes will mature on December 15, 2054. Interest on the Notes will accrue from September 13, 2024 and will, subject to our right to defer interest payments (as described below under “—Option to Defer Interest Payments”), be payable semi-annually in arrears on June 15 and December 15 of each year (each, an “Interest Payment Date”), beginning on June 15, 2025. If interest payments are deferred or otherwise not paid, they will accrue and compound until paid at the same rate at which the Notes bear interest (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes) to the extent permitted by law. As permitted by the terms of the Notes, if interest payments are deferred or otherwise not paid up to a redemption date that does not fall on an Interest Payment Date, they will accrue and compound until paid at the same rate at which the Notes bear interest (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes) to the extent permitted by law. The amount of interest payable for any interest accrual period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full semi-annual period for which interest is computed will be computed on the basis of the number of days in the period using 30-day calendar months. The Notes will be subject to redemption at our option as described below under “—Redemption.”

In this prospectus supplement the term “interest” includes semi-annual interest payments and applicable interest on interest payments accrued but not paid on the applicable Interest Payment Date.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

Unless all of the outstanding Notes have been redeemed, the Issuers will appoint a calculation agent (the “Calculation Agent”) with respect to the Notes prior to the applicable Reset Interest Determination Date. The Issuers or any of their Affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Reset Period will be determined by the Calculation Agent as of the applicable Reset Interest Determination Date. If the Issuers or one of their Affiliates is not the Calculation Agent, the Calculation Agent will notify the Issuers of the interest rate for the relevant Interest Reset Period promptly upon such determination. The Issuers will notify the Paying Agent of such interest rate, promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Period will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Issuers’ principal offices and will be made available to any Holder of the Notes upon request. In no event shall the Trustee be the Calculation Agent, nor shall it have any liability for any determination made by or on behalf of such Calculation Agent.

“Five-Year Treasury Rate” means, as of any Reset Interest Determination Date, the average of the yields on actively traded United States Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five Business Days appearing under the caption “Treasury Constant Maturities” in the most recent H.15.

If the Five-Year Treasury Rate cannot be determined pursuant to the method described above, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five-Year Treasury Rate, will determine the Five-Year Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor Five-Year Treasury Rate, then the Calculation Agent will use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of “Business Day” and the Reset Interest Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Five-Year Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Federal Reserve Board, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Reset Interest Determination Date.

“Reset Date” means December 15, 2029 and each date falling on the five-year anniversary of the preceding Reset Date.

“Interest Reset Period” means the period from and including December 15, 2029 to but excluding the next following Reset Date and thereafter each period from and including a Reset Date to but excluding the next following Reset Date, or the Stated Maturity or date of redemption, as the case may be.

“Reset Interest Determination Date” means, in respect of any Interest Reset Period, the day falling two Business Days prior to the beginning of the applicable Interest Reset Period.

Interest will be paid to the person in whose name a Note is registered at the close of business on June 1 or December 1 (whether or not a Business Day), as the case may be, immediately preceding the relevant Interest Payment Date (each, a “Regular Record Date”).

If any Interest Payment Date, the Stated Maturity or a redemption date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day with the same force and effect as if made on such scheduled payment date, and no interest on such payment will accrue in respect of the delay.

The Issuers will issue the Notes in fully registered form, without coupons, in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Option to Defer Interest Payments

So long as no Event of Default (as defined below under “—Defaults”) with respect to the Notes has occurred and is continuing, the Issuers may, at their option, defer interest payments on the Notes on one or more occasions, from time to time, for up to 20 consecutive semi-annual Interest Payment Periods (as defined below) (each such deferral period, which will commence on the Interest Payment Date on which the first such deferred interest payment otherwise would have been made, an “Optional Deferral Period”), except that no such Optional Deferral Period may extend beyond the Stated Maturity of the Notes or end on a day other than the day immediately preceding an Interest Payment Date, and the Issuers may not begin a new Optional Deferral Period, and may not pay current interest on the Notes until the Issuers have paid all accrued interest on the Notes from the previous Optional Deferral Period.

If the Issuers defer interest for a period of 20 consecutive Interest Payment Periods from the commencement of an Optional Deferral Period, the Issuers will be required to pay all accrued and unpaid interest at the conclusion of the 20 consecutive Interest Payment Periods. If the Issuers fail to pay in full all accrued and unpaid interest at the conclusion of the 20 consecutive Interest Payment Periods, and such failure continues for 30 days, an Event of Default that gives rise to acceleration of principal and interest on the Notes will occur under the Indenture.

During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes. In addition, during any Optional Deferral Period, interest on the deferred interest (“Compound Interest”) will accrue at the then-applicable interest rate on the Notes, compounded semi-annually, to the extent permitted by applicable law. No interest will be due and payable on the Notes until the end of the Optional Deferral Period except upon a redemption of the Notes during the Optional Deferral Period. The Interest Payment Date falling immediately after the last day of an Optional Deferral Period shall not be deemed to fall on a day during such Optional Deferral Period.

No interest will be due or payable on the Notes during any such Optional Deferral Period, except upon a redemption of any Notes on any redemption date during such Optional Deferral Period (in which case all accrued and unpaid interest (including, to the extent permitted by applicable law, any Compound Interest) on the Notes to be redeemed to, but excluding, such redemption date will be due and payable on such redemption date), or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an Event of Default with respect to the Notes (in which case all accrued and unpaid interest, including, to the extent permitted by applicable law, any Compound Interest, on the Notes shall become due and payable).

All references in the Notes and, insofar as relates to the Notes, the Indenture, to “interest” on the Notes shall be deemed to include any such deferred interest and, to the extent permitted by applicable law, any Compound Interest, unless otherwise expressly stated or the context otherwise requires.

Before the end of any Optional Deferral Period that is shorter than 20 consecutive Interest Payment Periods, the Issuers may elect, at their option, to extend such Optional Deferral Period, so long as the entire Optional Deferral Period does not exceed 20 consecutive Interest Payment Periods or extend beyond the Stated Maturity of the Notes. The Issuers may also elect, at their option, to shorten the length of any Optional Deferral Period. No Optional Deferral Period (including as extended or shortened) may end on a day other than the day immediately preceding an Interest Payment Date. At the end of any Optional Deferral Period, if all amounts then due on the Notes, including all accrued and unpaid interest thereon (including, without limitation and to the extent permitted by applicable law, any deferred interest and any Compound Interest), are paid, the Issuers may elect to begin a new Optional Deferral Period; provided, however, that, without limitation of the foregoing, the Issuers may not begin a new Optional Deferral Period unless the Issuers have paid all accrued and unpaid interest on such Notes (including, without limitation and to the extent permitted by applicable law, any deferred interest and any Compound Interest) from any previous Optional Deferral Period.

During any Optional Deferral Period, Aptiv (and its majority-owned subsidiaries, as applicable) will not do any of the following (subject to the exceptions set forth in the next succeeding paragraph):

•	declare or pay any dividends or distributions on any of the Issuers’ or the Guarantor’s Share Capital (as defined below);

•	redeem, purchase, acquire or make a liquidation payment with respect to any of the Issuers’ or the Guarantor’s Share Capital;

•

pay any principal, interest (to the extent such interest is deferrable) or premium on, or repay, repurchase or redeem any of Aptiv’s indebtedness that ranks equally with or junior to the Notes in right of payment (including debt securities of other series); or

•	make any payments with respect to any guarantees by the Issuers or the Guarantor of any indebtedness if such guarantees rank equally with or junior to the Notes in right of payment.

However, during an Optional Deferral Period, the exceptions will permit (a) distributions or other payments to Aptiv or any direct or indirect subsidiary of Aptiv; (b) purchases, redemptions or other acquisitions of the Issuers’ or the Guarantor’s Share Capital in connection with any employment contract, incentive plan, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, agents, consultants or a share purchase, dividend reinvestment or similar plan, or the satisfaction of the Issuers’ obligations pursuant to any contract or security outstanding on the date that the payment of interest is deferred requiring the Issuers to purchase, redeem or acquire the Issuers’ or the Guarantor’s Share Capital, (c) any payment, repayment, redemption, purchase, acquisition or declaration of a dividend as a result of any reclassification of the Issuers’ or the Guarantor’s Share Capital or the exchange or conversion of all or a portion of one class or series of the Issuers’ or the Guarantor’s Share Capital for another class or series of the Issuers’ or the Guarantor’s Share Capital, (d) the purchase of fractional interests in shares of the Issuers’ or the Guarantor’s Share Capital pursuant to the conversion or exchange provisions of such Share Capital or the security being converted or exchanged or in connection with the settlement of share purchase contracts, (e) dividends, payments or distributions payable in shares of the Issuers’ or the Guarantor’s Share Capital (or rights to acquire the Issuers’ or the Guarantor’s Share Capital), or purchases, redemptions or acquisitions of the Issuers’ or the Guarantor’s Share Capital in connection with the issuance or exchange of the Issuers’ or the Guarantor’s Share Capital (or of securities convertible into or exchangeable for shares of the Issuers’ or the Guarantor’s Share Capital) and distributions in connection with the settlement of share purchase contracts outstanding on the date that the payment of interest is deferred, (f) redemptions, exchanges, acquisitions or repurchases of, or with respect to, any rights outstanding under any employment contract, incentive plan, benefit plan or similar arrangement of the Issuers or the Issuers’ subsidiaries or in connection with a dividend reinvestment or share purchase plan, (g) implementing a shareholder rights plan, or issuing rights, shares or other property under such plan, or any redemption, repurchase or acquisition of any such rights pursuant thereto, (h) settling conversion of any convertible notes that rank equally with the Notes or (i) payments under any preferred trust securities or subordinated notes, or any guarantee thereof, executed and delivered by the Issuers or any of the Issuers’ majority-owned subsidiaries, in each case that rank equal in right of payment to the Notes with respect to which the Issuers have elected to defer the payment of interest, or the related guarantee (as the case may be), so long as the amount of payments made on account of such securities or guarantees is paid on all such securities and guarantees then outstanding on a pro rata basis in proportion to the full payment to which each series of such securities and guarantees is then entitled if paid in full.

The Issuers will give The Depository Trust Company (“DTC”), the Holders of the Notes, the Trustee and the Registrar and Paying Agent written notice of the Issuers’ election of, or any shortening or extension of, an Optional Deferral Period at least 15 Business Days prior to the earlier of (1) each next succeeding Interest Payment Date or (2) the date upon which the Issuers are required to give notice to any applicable self-regulatory organization or to Holders of the Notes of the next succeeding Interest Payment Date or the Regular Record Date therefor. The record date for the payment of deferred interest and, to the extent permitted by applicable law, any Compound Interest payable on the Interest Payment Date immediately following the last day of an Optional Deferral Period will be the Regular Record Date with respect to such Interest Payment Date.

“Share Capital” means (i) in the case of a corporation or a company, corporate stock or shares; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or shares; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

“Interest Payment Period” means the semi-annual period from, and including, an Interest Payment Date to, but excluding, the next succeeding Interest Payment Date, except for the first interest payment period, which shall be the period from, and including, September 13, 2024 to, but excluding, June 15, 2025.

Indenture May Be Used For Future Issuances

The Issuers may issue additional Notes of the same series as the Notes offered hereby having identical terms and conditions to the Notes that the Issuers are currently offering (the “Additional Notes”) under the Indenture from time to time; provided, however, that if such Additional Notes are not fungible with the other Notes of the same series for U.S. federal income tax purposes, such Additional Notes will not have the same “CUSIP” number or other applicable identification number as the other Notes of such series (it being understood that, as described in the “—U.S. Federal Income Tax Treatment” section below, any Additional Notes that have a different allocation than the initial allocation with respect to the outstanding Notes shall not be considered as not fungible for U.S. federal income tax purposes under this proviso solely as a result of such difference in allocation). Any Additional Notes will be part of the same series as the Notes that the Issuers are currently offering and will vote on all matters with the Notes. The Issuers may also issue notes of different series under the Indenture from time to time.

Registrar and Paying Agent

The Issuers will pay the principal of, premium, if any, and interest on the Notes at any office of the Issuers or any agency designated by the Issuers. The Issuers have initially designated Deutsche Bank Trust Company Americas to act as the agent of the Issuers in such matters.

Holders may exchange or transfer their Notes at the Registrar and Paying Agent’s office. No service charge will be made for any registration or transfer or exchange of Notes. However, the Issuers may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Redemption

Optional Redemption

The Issuers may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the first Reset Date and ending on and including the first Reset Date and (ii) after the first Reset Date, on any Interest Payment Date.

Redemption Following a Rating Agency Event

The Issuers may, at their option, redeem the Notes, in whole but not in part, at 102% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a Rating Agency Event.

A “Rating Agency Event” means, as of any date, a change, clarification or amendment in the methodology in assigning equity credit to securities such as the Notes published by any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (or any successor provision thereto) that then publishes a rating for Aptiv (together with any successor thereto, a “Rating Agency”), (a) as such methodology was in effect on the date of this prospectus supplement, in the case of any rating agency that published a rating for Aptiv as of the date of this prospectus supplement, or (b) as such methodology was in effect on the date such rating agency first published a rating for Aptiv, in the case of any rating agency that first publishes a rating for Aptiv after the date of this prospectus supplement (in the case of either clause (a) or (b), the “Current Methodology”), that results in (i) any shortening of the length of time for which a particular level of equity credit pertaining to the Notes by such rating agency would have been in effect had the Current Methodology not been changed, clarified or amended or (ii) a lower equity credit (including up to a lesser amount) being assigned by such rating agency to the Notes as of the date of such change, clarification or amendment than the equity credit that would have been assigned to the Notes by such rating agency had the Current Methodology not been changed, clarified or amended.

Tax Redemption

Redemption Following a Tax Event

The Issuers may, at their option, redeem the Notes, in whole but not in part, at the redemption price equal to the sum of: (1) 100% of the principal amount of the Notes being redeemed plus (2) accrued and unpaid interest to, but excluding, the Tax Event redemption date. In such case, the Issuers will deliver a notice of redemption specifying the tax event redemption date within 120 days after the occurrence of a Tax Event.

A “Tax Event” means that the Issuers have received a written opinion of a nationally recognized accounting firm or counsel experienced in such matters to the effect that, as a result of:

•

any amendment to, clarification of, or change, including any announced prospective change, in the laws or treaties of a Relevant Taxing Jurisdiction or any political subdivision or taxing authority or agency thereof or therein, or any regulations under those laws or treaties;

•

an administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation;

•

any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known; or

•

a threatened challenge asserted in writing in connection with a tax audit of the Issuers or any of the Issuers’ subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Notes, which amendment, clarification or change is effective or the administrative action is taken or judicial decision, interpretation or pronouncement is issued or threatened challenge is asserted or becomes publicly-known after the date of this prospectus supplement, there is more than an insubstantial risk that interest payable by the Issuers on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by the Issuers for income tax purposes in a Relevant Taxing Jurisdiction.

A “Relevant Taxing Jurisdiction” means Ireland or any other jurisdiction in which either of the Issuers is or becomes incorporated, organized, or otherwise resident for tax purposes after the date of this prospectus supplement, including any political subdivision or taxing authority or agency thereof or therein.

Redemption Following a Change in Tax Law Relating to Obligation to Pay Additional Amounts

The Issuers may, at their option, redeem the Notes in whole but not in part, at any time prior to maturity, upon the giving of a notice of redemption to the Holders, if the Issuers determine that, as a result of:

•

any change in or amendment to the laws, or any regulations or rulings promulgated under the laws, of a Relevant Jurisdiction (as defined below under “—Payment of Additional Amounts”) affecting taxation, or

•	any change in or amendment to an official position regarding the application or interpretation of the laws, regulations or rulings referred to above,

which change or amendment is announced and becomes effective after the Issue Date (or, if the Relevant Jurisdiction becomes a Relevant Jurisdiction on a date after the Issue Date, after such later date) (each of the foregoing, a “Change in Tax Law”), each of the Issuers or the Guarantor is or will become obligated to pay Additional Amounts with respect to the Notes or the Note Guarantees on the next succeeding Interest Payment Date, as described below under “—Payment of Additional Amounts” (but in the case of the Guarantor, only if the payments giving rise to such obligation cannot be made by the Issuers or another guarantor without the obligation to pay Additional Amounts) and the payment of such Additional Amounts cannot be avoided by the use of reasonable measures available to the Issuers or the Guarantor. The redemption price will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the date fixed for redemption (a “Tax Redemption Date”), and all Additional Amounts (if any) then due or which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders of the Notes on any record date occurring prior to the Tax Redemption Date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof). The date and the applicable redemption price will be specified in the notice of tax redemption. Notice of such redemption will be irrevocable, and must be mailed by first-class mail to each Holder’s registered address, or delivered electronically if held by any depositary in accordance with such depositary’s customary procedures, not less than 15 nor more than 60 days prior to the earliest date on which the Issuers or the Guarantor would be obligated to pay such Additional Amounts if a payment in respect of the Notes were actually due on such date. No such notice of redemption will be given unless, at the time such notification of redemption is given, such obligation to pay such Additional Amounts remains in effect.

Prior to giving the notice of tax redemption, the Issuers will deliver to the Trustee and the Paying Agent:

•

a certificate signed by a duly authorized officer stating that the Issuers are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuers to so redeem have occurred; and

•

an opinion of independent tax counsel of recognized standing qualified under the laws of the Relevant Jurisdiction, selected by the Issuers, to the effect that the Issuers are or would be obligated to pay Additional Amounts as a result of a Change in Tax Law.

The foregoing provisions shall apply mutatis mutandis to any successor to the Issuers or the Guarantor.

Redemption Procedures

Notice of any redemption must be mailed by first-class mail to each Holder’s registered address, or delivered electronically if held by any depositary in accordance with such depositary’s customary procedures, not less than 10 nor more than 60 days prior to the redemption date. If the Issuers partially redeem the Notes, the Registrar and Paying Agent, subject to the procedures of DTC, will select the Notes to be redeemed on a pro rata basis, by lot or by such other method in accordance with the procedures of DTC, although no Note less than $200,000 in original principal amount will be redeemed in part. If the Issuers redeem any Note in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of such Notes called for redemption so long as the Issuers have deposited with the Registrar and Paying Agent funds sufficient to pay the principal of the Notes to be redeemed, plus accrued and unpaid interest thereon. Any notice of redemption may be conditioned on the satisfaction of one or more conditions precedent.

Except as described above, the Notes will not be redeemable by us prior to maturity. In addition, the Notes will not be entitled to the benefit of any sinking fund.

Tax Treatment

On the Issue Date, all or a portion of the proceeds of the offering of the Notes will be borrowed by AGFDAC and the remaining portion of the proceeds of the offering of the Notes, if any, will be borrowed by Aptiv. The portion of the proceeds of Notes that will be borrowed by AGFDAC and the portion of the proceeds of Notes that will be borrowed by Aptiv, in each case, on the Issue Date, and after any subsequent change to such allocation (as discussed below), will be made available to a Holder or beneficial owner upon request by contacting Aptiv Investor Relations (which can be reached through Aptiv’s website or at ir@aptiv.com). Notwithstanding the foregoing or anything to the contrary in the Indenture, (x) each Holder and beneficial owner acknowledge that AGFDAC and Aptiv have the right to change the foregoing allocations between AGFDAC and Aptiv for any reason (including, but not limited, as a result of a redemption of any Notes or the issuance of Additional Notes, in each case, in a different allocation than the initial allocation with respect to the outstanding Notes), and (y) the Issuers are entitled (i) not to treat any Additional Notes that have a different allocation than the initial allocation with respect to the outstanding Notes as non-fungible for U.S. federal income tax purposes solely as a result of such different allocation, and (ii) to treat the issuance of Additional Notes as resulting in a change in the allocation of the outstanding Notes so as to have the same allocation across the Additional Notes and the outstanding Notes.

Each holder (and beneficial owner) of the Notes will, by accepting any Notes (or a beneficial interest therein), be deemed to have agreed that such holder (or beneficial owner) intends that the Notes constitute indebtedness of the Issuers, and will treat the Notes as indebtedness of Issuers, for (i) United States federal, state and local tax purposes and (ii) tax purposes in or with respect to each Relevant Taxing Jurisdiction.

Note Guarantee

The Guarantor, as a primary obligor and not merely as a surety, will irrevocably and unconditionally guarantee on a subordinated unsecured basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture (including obligations to the Trustee and the Registrar and Paying Agent) and the Notes, whether for payment of principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Guarantor being herein called the “Guaranteed Obligations”). The Guarantor is 100% owned, directly or indirectly, by Aptiv.

The Guarantor will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Note Guarantee. The Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the Guarantor without rendering the Note Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The Note Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations (subject to release as described below), (b) be binding upon the Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

The Note Guarantee of the Guarantor will be released without any further action required on the part of the Trustee or any holder: (a) upon (i) the sale or other disposition (including by way of consolidation, merger, dissolution or otherwise) of the Capital Stock of the Guarantor such that it is no longer a Subsidiary of either of the Issuers or (ii) the sale or other disposition of all or substantially all of the assets of the Guarantor; (b) when the Guarantor is no longer an obligor (whether as an issuer or guarantor) on any of Aptiv’s senior notes outstanding on the Issue Date; or (c) upon legal or covenant defeasance or satisfaction and discharge of the Notes.

The Issuers, at their option, may cause any other Subsidiary of the Issuers to become a guarantor.

Ranking

The indebtedness evidenced by the Notes and the Note Guarantee is unsecured and ranks junior and subordinate in right of payment to the Senior Indebtedness of each of the Issuers and the Guarantor, respectively. See “—Subordination” below. All of Aptiv’s currently outstanding notes and Aptiv’s borrowings under its credit agreements are senior obligations of each of the Issuers and the Guarantor and rank senior in right of payment to the Notes.

The Notes are unsecured obligations of each of the Issuers. Secured debt and other secured obligations of each of the Issuers will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

As of June 30, 2024, after giving effect to the Transactions, the Issuers and the Guarantor would have had total indebtedness of $8,215 million, of which $7,722 million would rank senior in right of payment to the Notes.

Aptiv currently conducts substantially all of its operations through its subsidiaries. Creditors of such subsidiaries (other than the Co-Obligor and the Guarantor), including trade creditors, and preferred stockholders, if any, of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Aptiv, including Holders. The Notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, and preferred stockholders, if any, of the subsidiaries of Aptiv other than the Co-Obligor or the Guarantor.

Our non-guarantor subsidiaries contribute substantially all of our revenues and operating income, and had total assets of $23,236 million and total liabilities of $5,927 million, including total debt of $34 million, or 94% of our total assets and 46% of our total liabilities, as of June 30, 2024 (giving effect to intercompany eliminations).

The Indenture does not limit the incurrence of indebtedness by each of the Issuers or any of their respective subsidiaries. Each of the Issuers and their respective subsidiaries may be able to incur substantial amounts of additional Indebtedness in certain circumstances. Such Indebtedness may be senior indebtedness and may also be secured.

The Notes will rank equal in right of payment to all future subordinated obligations of each of the Issuers and the Guarantor.

Subordination

The Notes will be subordinated in right of payment to the prior payment in full of all the Issuers’ and the Guarantor’s Senior Indebtedness. This means that upon:

(a)

any payment by, or distribution of the assets of, the Issuers or the Guarantor upon its dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings; or

(b)

a failure to pay any interest, principal or other monetary amounts due on any of the Issuers’ or the Guarantor’s Senior Indebtedness when due and continuance of that default beyond any applicable grace period; or

(c)	acceleration of the maturity of any of the Issuers’ or the Guarantor’s Senior Indebtedness as a result of a default;

the holders of all such Senior Indebtedness will be entitled to receive:

•	in the case of clause (a) above, payment of all amounts due or to become due on all Senior Indebtedness; or

•	in the case of clauses (b) and (c) above, payment of all amounts due on all Senior Indebtedness,

before the Holders of the Notes are entitled to receive any payment. So long as any of the events in clauses (a), (b), or (c) above has occurred and is continuing, any amounts payable or assets distributable on the Notes will instead be paid or distributed, as the case may be, directly to the holders of Senior Indebtedness to the extent necessary to pay, in the case of clause (a) above, all amounts due or to become due upon all such Senior Indebtedness, or, in the case of clauses (b) and (c) above, all amounts due on all such Senior Indebtedness, and, if any such payment or distribution is received by the Trustee under the Indenture or the Holders of any of the Notes before all Senior Indebtedness due and to become due or due, as applicable, is paid, such payment or distribution must be paid over to the holders of the unpaid Senior Indebtedness. Subject to paying the Senior Indebtedness due and to become due in the case of clause (a) or the Senior Indebtedness due in the case of clauses (b) and (c), the Holders of the Notes will be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of assets of the Issuers or the Guarantor applicable to such Senior Indebtedness until the Notes are paid in full.

Due to the subordination of the Notes, if assets of the Issuers or the Guarantor are distributed upon its dissolution, winding-up, liquidation or reorganization, holders of Senior Indebtedness and other indebtedness and obligations that are not equal or junior to the Notes in right of payment will likely recover more, ratably, than Holders of the Notes, and it is possible that no payments will be made to the Holders of the Notes. The subordination provisions described above will cease to apply in the event of satisfaction and discharge of the Notes as described under “—Satisfaction and Discharge.”

Payment of Additional Amounts

Payments made by the Issuers, the Guarantor or a paying agent, as applicable, on the Notes or in respect of the Note Guarantee will be made free and clear of, and without withholding or deduction for or on account of, any present or future income, stamp or other tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever (“Taxes”), unless the Issuers, the Guarantor or a paying agent is required to withhold or deduct Taxes by law.

If any withholding or deduction for or on account of Taxes imposed or levied by or on behalf of Jersey, Ireland, any other jurisdiction (other than the United States or any state thereof or the District of Columbia, or any political subdivision of any such state or the District of Columbia, or taxing authority or agency thereof or therein) in which the Issuers or the Guarantor is incorporated, organized, engaged in business or otherwise resident for tax purposes, or any other jurisdiction (other than the United States or any state thereof or the District of Columbia, or any political subdivision of any such state or the District of Columbia, or taxing authority or agency thereof or therein) from or through which such payment is made, or in each case any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Jurisdiction”) is at any time required by law to be made from any payment made with respect to the Notes or the Note Guarantee, the Issuers, or the Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) on the Notes or in respect of the Note Guarantee as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to Taxes:

(1)

that would not have been imposed but for the Holder or the beneficial owner of such Note (or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership or corporation) being considered as having a present or former connection with a Relevant Jurisdiction (other than a connection arising solely as a result of the acquisition, ownership or disposition of the Notes, the receipt of any payment under or with respect to the Notes or the Note Guarantee, or the exercise or enforcement of any rights under or with respect to the Notes, the Indenture or the Note Guarantee), including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or domiciled therein or a national thereof or being or having been engaged in a trade or business therein or having or having had a permanent establishment therein;

(2)

that would not have been imposed but for the failure of the Holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the Relevant Jurisdiction of the Holder or beneficial owner, if compliance is required by statute, by regulation of the Relevant Jurisdiction or by an applicable income tax treaty to which the Relevant Jurisdiction is a party as a precondition to exemption from such Tax;

(3)	payable other than by withholding from payments of principal of or interest on the Notes or from payments in respect of the Note Guarantee;

(4)

that would not have been imposed but for a change in law, regulation or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(5)	that are estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property or similar Taxes;

(6)	required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;

(7)

that would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(8)

that are imposed under Sections 1471 through 1474 of the Code as of the Issue Date (or any amended or successor provision that is substantively comparable), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code as of the Issue Date (or any amended or successor provision that is substantively comparable) or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or

(9)	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7) and (8);

nor shall Additional Amounts be paid with respect to any payment of the principal of or interest, if any, on any Note or any payment in respect of the Note Guarantee to any such holder who is a fiduciary or a partnership that is not the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or the beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the Note.

The Issuers, the Guarantor or the paying agent, as applicable, will (i) make any required withholding or deduction, and (ii) remit the full amount deducted or withheld by it to the relevant jurisdiction in accordance with applicable law.

All references in this prospectus supplement and the accompanying prospectus, other than under “—Defeasance” and “—Satisfaction and Discharge” in this prospectus supplement, to the payment of the principal or interest, if any, on or the net proceeds received on the sale or exchange of, any Notes or any payment made under the Note Guarantee shall be deemed to include Additional Amounts to the extent that, in that context, Additional Amounts are, were or would be payable.

In addition, the Issuers shall pay any present or future stamp, issue, registration, court, documentary, excise, property, or similar Taxes (i) imposed by any Relevant Jurisdiction in respect of the execution, issuance, delivery, or registration of the Notes, the Note Guarantee, the Indenture, or any other document or instrument referred to therein, or the receipt of any payments with respect to the Notes, or (ii) imposed by any jurisdiction in respect of the enforcement of the Notes, the Note Guarantee, the Indenture, or any other document or instrument referred to therein.

The Issuers’ and the Guarantor’s respective obligations to pay Additional Amounts if and when due will survive the termination of the Indenture and the payment of all other amounts in respect of the Notes and shall apply mutatis mutandis to any successor of either of the Issuers or the Guarantor, and to any jurisdiction (other than the United States or any state thereof or the District of Columbia, or any political subdivision of any such state or the District of Columbia, or taxing authority or agency thereof or therein) in which such successor is incorporated, organized, engaged in business or otherwise resident for tax purposes, and any political subdivision or governmental authority thereof or therein.

Merger and Consolidation

Aptiv will not, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets in one or a series of related transactions to, any Person, unless:

(1)

the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, limited liability company, limited liability partnership, limited company, or other similar organization organized and existing under the laws of (x) the United States of America or any State thereof or the District of Columbia or (y) the United Kingdom, Jersey and any other jurisdiction in the Channel Islands, any member state of the European Union as in effect on the Issue Date, Switzerland, Bermuda, the Cayman Islands or Singapore, provided that, the Successor Company (if not Aptiv) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee and the Registrar and Paying Agent, all the obligations of Aptiv under the Indenture and the Notes (and, if the Successor Company is not a corporation, the Issuers shall cause a corporate co-issuer to become a co-obligor on the Notes);

(2)	immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(3)

the Issuers shall have delivered to the Trustee and the Registrar and Paying Agent an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Aptiv under the Indenture, and the predecessor Issuers other than in the case of a lease, will be released from the obligation to pay the principal of and interest on the Notes.

In addition, the Co-Obligor will not, directly or indirectly, consolidate with or merge with or into any Person unless:

(1) (A)

the resulting, surviving or transferee Person (the “Successor Co-Obligor”) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all the obligations of the Guarantor under its Note Guarantee;

(B)	immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(C)

the Issuers will have delivered to the Trustee and the Registrar and Paying Agent an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

(2)	such Issuer will no longer be a Subsidiary of Aptiv, in which case it shall be released from its obligation in connection therewith.

The Successor Co-Obligor will succeed to, and be substituted for, and may exercise every right and power of, the Co-Obligor under the Indenture, and the predecessor Co-Obligor will be released from the obligation to pay the principal of and interest on the Notes.

Notwithstanding the first paragraph above or the immediately preceding paragraph: (A) any Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to an Issuer, the Guarantor or any Subsidiary of the Company; and (B) the Issuers and the Guarantor may merge with an Affiliate organized solely for the purpose of reorganizing the Issuers or the Guarantor in another jurisdiction.

Defaults

Each of the following is an “Event of Default” with respect to the Notes:

(1)

a default in any payment of interest on the Notes when due and payable that continues for 30 days, except as the result of a deferral of interest payments in accordance with the provisions described above under “—Option to Defer Interest Payments”;

(2)

a default in the payment of principal of, or premium, if any, on any Note when due and payable at its Stated Maturity, upon optional redemption or required repurchase, upon declaration of acceleration or otherwise (regardless of whether such payment is prohibited by the subordination provisions applicable to the Notes);

(3)	the failure by Aptiv or any Subsidiary to comply for 90 days after notice as specified in the Indenture with its other agreements contained in the Indenture with respect to the Notes; and

(4)	certain events of bankruptcy, insolvency or reorganization of either of the Issuers (the “bankruptcy provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (3) will not constitute an Event of Default with respect to any Notes until the Trustee notifies the Issuers or the Holders of at least 33% in principal amount of the outstanding Notes and all other notes issued under the Indenture affected thereby notify the Issuers and the Trustee of the default and the Issuers do not cure such default within the time specified in clause (3) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (3) above) occurs and is continuing, the Trustee (at the direction of the Holders) or the Holders of at least 33% in principal amount of the outstanding Notes and all other notes issued under the Indenture affected thereby (all such series voting as a single class) by notice to the Issuers may declare the principal of and accrued but unpaid interest on all of the Notes and such other notes of the affected series to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. This right does not apply if an Event of Default described in clause (3) above occurs. If one of the Events of Default described in clause (3) above occurs and is continuing, neither the Trustee nor the Holders of the Notes will be entitled to declare the principal amount of all Notes, together with accrued and unpaid interest thereon, to be due and payable immediately. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes and all other notes issued under the Indenture affected thereby (all such series voting as a single class) may rescind any such acceleration and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	Holders of at least 33% in principal amount of the outstanding Notes and all other notes of all series affected thereby have requested the Trustee in writing to pursue the remedy,

(3)	such Holder has offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes and all other notes of all series affected thereby will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the Notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to security or indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses.

If a Default occurs and notice of such Default is given to a Trust Officer of the Trustee with respect to the Notes, the Trustee must deliver to each Holder of the Notes, notice of the Default within 30 days after written notice of it is received by a Trust Officer of the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuers will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Issuers are taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture or the Notes may be amended as it relates to the Notes with the written consent of the Holders of a majority in principal amount of the Notes then outstanding and all other notes issued under the Indenture affected thereby (all such series voting as a single class) and any past default or compliance with any provisions with respect to the Notes may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding and all other notes of all series affected thereby voting as a single class. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of the Notes whose Holders must consent to an amendment;

(2)

reduce the rate of or extend the time for payment of interest on any Note beyond the maximum time period for any permitted deferral of interest or to increase the maximum time period for any such interest deferral or increase the maximum number of times the Issuers may defer such interest payment;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption of any Note or change the scheduled date at which any Note may be redeemed as described under “—Redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)

impair the right of any Holder of Notes to receive payment of principal of, and interest on, such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(7)	make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions.

Without the consent of any Holder of the Notes, the Issuers, the Trustee and the Registrar and Paying Agent, as applicable, may amend the Indenture and the Notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the respective obligations of the Issuers or the Guarantor under the Indenture;

(3)

provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code);

(4)	add additional Note Guarantees or to confirm and evidence the release, termination or discharge of the Note Guarantee when such release, termination or discharge is permitted under the Indenture;

(5)	add to the covenants of the Company or the Issuers for the benefit of the Holders of Notes or to surrender any right or power conferred upon the Company or the Issuers;

(6)	make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that

(A)	compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and

(B)	such amendment does not materially affect the rights of Holders to transfer Notes;

(7)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA;

(8)	to establish the form or forms or terms of notes of any series as permitted under the provisions of the Indenture relating to the issuance of notes in series;

(9)	conform any provision of the Indenture or the Notes to this “Description of Notes;” or

(10)	make any other change that does not adversely affect the rights of any Holder in any material respect.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment or waiver. It will be sufficient if such consent approves the substance of the proposed amendment or waiver.

An amendment that changes or eliminates any covenant or event of default set forth in the Indenture or other provision of the Indenture that has been expressly included solely for the benefit of one or more particular series of debt securities, if any, or which modifies the rights of the holders of debt securities of such series with respect to such covenant, event of default or other provision, shall be deemed not to affect the rights under the Indenture of the holders of debt securities of any other series.

After an amendment becomes effective, the Issuers are required to deliver to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

A Holder will be able to transfer or exchange Notes in accordance with the restrictions set forth in the Indenture. Upon any transfer or exchange, the Registrar and Paying Agent and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange that are required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the Holder will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

When (1) the Issuers deliver to the Registrar and Paying Agent all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable or will become due and payable within one year, whether at maturity or on a redemption date as a result of the delivery by the Issuers of a notice of irrevocable redemption to the Trustee and the Registrar and Paying Agent and, in the case of clause (2), the Issuers deposit with the Registrar and Paying Agent funds or U.S. Government Obligations sufficient to pay at maturity or upon redemption all outstanding Notes, including premium, if any, interest thereon to maturity or such redemption date, and if in any case the Issuers pay all other sums payable under the Indenture by the Issuers with respect to the Notes, then the Indenture shall, subject to certain exceptions, cease to be of further effect with respect to all outstanding Notes.

Defeasance

The Issuers may, as described below, at any time terminate all their and the Guarantor’s respective obligations under the Indenture with respect to the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a Registrar and Paying Agent in respect of the Notes.

In addition, the Issuers may, as described below, at any time terminate in respect of the Notes:

(1)	their respective obligations under the covenants described under “—Merger and Consolidation,” and

(2)

the operation of the covenant default provision and the bankruptcy provisions (other than with respect to the Issuers) described under “—Defaults” above (“covenant defeasance” and such provisions the “defeased provisions”).

In the event that the Issuers exercise their legal defeasance option or their covenant defeasance option with respect to the Notes, the Guarantor will be released from all of its obligations with respect to its Note Guarantee in respect of such Notes.

The Issuers may exercise their legal defeasance option notwithstanding its prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in, or resulting from a breach of, the defeased provisions.

In order to exercise either defeasance option with respect to the Notes, the Issuers must deposit in trust (the “defeasance trust”) with the Paying Agent money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Paying Agent, to pay the principal of, premium (if any) and interest in respect of the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Paying Agent with a copy to the Trustee of an Opinion of Counsel to the effect that beneficial owners of Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law).

Book-Entry, Delivery and Form

The Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with DTC, and registered in the name of a nominee of DTC in the form of a global certificate. DTC has advised the Issuers that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or Holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Notes for all purposes under the indenture governing the Notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the Notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of the Issuers, the Trustee or any paying agent under the indenture governing the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised the Issuers that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a Holder requires physical delivery of a certificated security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such Holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the Notes.

DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of Notes, including the presentation of Notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the Notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised the Issuers as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuers nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the Notes sold outside of the United States and cross-market transfers of the Notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive Notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the Notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending Notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer Notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these Notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Certificated Securities

A Global Note is exchangeable for certificated securities if:

•

DTC (1) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (2) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary;

•

the Issuers, at their option, notify the Trustee and the Registrar and Paying Agent in writing that they elect to cause the issuance of the Notes in certificated form (provided that under current industry practices, DTC would notify participants of the Issuers’ determination, but would only withdraw beneficial interests from a Global Note at the request of participants); or

•	there has occurred and is continuing a default or an event of default with respect to the Notes.

Concerning the Trustee and the Registrar and Paying Agent

Wilmington Trust, National Association will be the Trustee under the Indenture and Deutsche Bank Trust Company Americas will be appointed by the Issuers as Registrar and Paying Agent with regard to the Notes. The

Trustee and its affiliates have engaged and may in the future engage in financial or other transactions with the Issuers, the Guarantor and their respective affiliates in the ordinary course of their respective businesses, subject to the TIA.

The Registrar and Paying Agent have engaged, currently are engaged, and may in the future engage in financial or other transactions with the Issuers, the Guarantor and their respective affiliates in the ordinary course of their respective businesses.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Notes” has the meaning given to such term under “—Indenture May Be Used for Future Issuances.”

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(2)	statements and pronouncements of the Financial Accounting Standards Board,

(3)	such other statements by such other entities as approved by a significant segment of the accounting profession, and

(4)

the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

Notwithstanding the foregoing, any lease of the Company or its Subsidiaries that would have been classified and accounted for as an operating lease under GAAP prior to the change in GAAP pursuant to the Financial Accounting Standards Board’s Accounting Standards Update Topic 842 shall be treated as an operating lease for purposes of this Description of Notes and the Indenture.

“guarantor” means Aptiv Corporation and any Person that provides a Note Guarantee under the Indenture.

“Holder” means the Person in whose name a Note is registered on the Registrar and Paying Agent’s books.

“Indebtedness” means (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) all obligations of such Person in respect of letters of credit or bankers’ acceptances or other similar instruments (or reimbursement obligations thereto) issued on the account of such Person, (iv) all obligations of such Person to pay the deferred purchase price of property or services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that, for purposes of determining the amount of any Indebtedness of the type described in this clause (vi), if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the lesser of the fair market value of such asset or the amount of such Indebtedness, (vii) all Indebtedness of others guaranteed by such Person to the extent such Indebtedness is guaranteed by such Person, and (viii) to the extent not otherwise included in this definition, all obligations of such Person for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity prices, forward contracts, options, swaps, collars and similar arrangements.

“interest” means, with respect to the Notes, interest on the Notes.

“Issue Date” means the date Notes are first issued under the Indenture.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge in the nature of an encumbrance of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that any obligation in respect of an operating lease shall not be deemed a lien.

“Note Guarantee” means each guarantee of the obligations with respect to the Notes issued by a Guarantor pursuant to the terms of the Indenture.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of either of the Issuers. “Officer” of the Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee and/or Registrar and Paying Agent. The counsel may be an employee of or counsel to the Issuers or the Guarantor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“SEC” means the United States Securities and Exchange Commission.

“Senior Indebtedness” means, with respect to any Person, the principal of (and premium, if any) and interest on and all other amounts due in connection with all Indebtedness of a Person whether created, incurred or assumed before, on or after the date of the Indenture; provided that such Senior Indebtedness shall not include (a) Indebtedness of such Person to any of its Subsidiaries, (b) Trade Payables of such Person, (c) Indebtedness of such Person that, when incurred and without respect to any election under Section 1111(b) of Title 11 of the Code of 1986, was without recourse to such Person, and (d) any other Indebtedness of such Person which by the terms of the instrument creating or evidencing the same is specifically designated as being subordinated to or pari passu with the Notes.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)	such Person,

(2)	such Person and one or more Subsidiaries of such Person or

(3)	one or more Subsidiaries of such Person.

Unless otherwise specified herein or context otherwise requires, all references to any Subsidiary shall be to a Subsidiary of the Company.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person or any of its subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Trustee” means the party named as such in the Indenture until a successor or assignee replaces it and, thereafter, means the successor or assignee.

“Trust Officer” means any officer of the Trustee who shall have direct responsibility for the administration of the indenture and the Notes.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the Issuers’ option.

TAX CONSIDERATIONS

The information presented under the caption “Jersey Tax Considerations” below is a discussion of the material Jersey tax consequences of investing in the Notes. The information presented under the caption “Irish Tax Considerations” below is a discussion of the material Irish tax consequences of investing in the Notes. The information presented under the caption “U.S. Federal Income Tax Considerations” below is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of investing in the Notes.

You should consult your tax adviser regarding the applicable tax consequences to you of investing in the Notes under the laws of Ireland, Jersey and the United States (federal, state and local) and any other applicable foreign jurisdiction.

Irish Tax Considerations

The following is a summary of the principal Irish withholding tax consequences for individuals and companies of ownership of the Notes, and some other miscellaneous tax matters, based on the laws and practice of the Irish Revenue Commissioners currently in force in Ireland and may be subject to change. It deals with Holders who beneficially own their Notes as an investment and who are not associated with the Issuers (otherwise than by virtue of holding the notes). Particular rules not discussed below may apply to certain classes of taxpayers holding Notes, such as dealers in securities, trusts, etc. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Prospective investors in the Notes should consult their professional advisers on the tax implications of the purchase, holding, redemption or sale of the Notes and the receipt of interest thereon under the laws of their country of residence, citizenship or domicile.

Taxation of Holders

Withholding Tax

In general, tax at the standard rate of income tax (currently 20%) is required to be withheld from payments of Irish-source interest, which may include interest payable on the Notes.

The Issuers will not be obliged to make a withholding or deduction for or on account of Irish income tax from a payment of interest on a Note so long as interest paid on the relevant Note falls within one of the following categories:

(a)

the Notes are quoted Eurobonds, i.e., securities which are issued by a company (such as the Issuers), which are listed on a recognised stock exchange (such as the NYSE) and which carry a right to interest; and

(b)	the person by or through whom the payment is made is not in Ireland, or if such person is in Ireland, either:

(i)	the Notes are held in a clearing system recognised by the Irish Revenue Commissioners (DTC, Euroclear and Clearstream are, amongst others, so recognised); or

(ii)

the Holder (to the extent the Holder is the beneficial owner of the quoted Eurobond and is beneficially entitled to the interest) is not resident in Ireland and has made a declaration to a relevant person (such as a paying agent located in Ireland) in the prescribed form.

Thus, so long as the Notes continue to be quoted on the NYSE and are held in DTC, Euroclear and/or Clearstream, interest on the Notes can be paid by any paying agent acting on behalf of the Issuers free of any withholding or deduction for or on account of Irish income tax. If the Notes continue to be quoted but cease to be held in a recognised clearing system, interest on the Notes may be paid without any withholding or deduction for or on account of Irish income tax, provided such payment is made through a paying agent outside Ireland.

Encashment Tax

Irish tax will be required to be withheld at a rate of 25% from interest on any Note, where such interest is collected or realised by a bank or encashment agent in Ireland on behalf of any Holder. There is an exemption from encashment tax where (i) the beneficial owner of the interest is not resident in Ireland and has made a declaration to this effect in the prescribed form to the encashment agent or bank or (ii) the beneficial owner of the interest is a company which is within the charge to Irish corporation tax in respect of the interest.

Stamp Duty

No stamp duty, capital duty or similar tax is imposed in Ireland on the issue of the Notes. Furthermore, no stamp duty is imposed in Ireland on the transfer of the Notes within DTC, Euroclear or Clearstream.

Jersey Tax Considerations

The following summary of the anticipated treatment of Aptiv and holders of Notes (other than residents of Jersey) is based on Jersey taxation law and practice as they are understood to apply at the date of this document and is subject to changes in such taxation law and practice. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Prospective investors in the Notes should consult their professional advisers on the implications of acquiring, buying, selling or otherwise disposing of the Notes under the laws of any jurisdiction in which they may be liable to taxation.

Taxation of Aptiv

Aptiv is not regarded as a resident for tax purposes in Jersey. Therefore, Aptiv will not be liable to Jersey income tax other than on Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended) and payments in respect of the Notes may be paid by Aptiv without withholding or deduction for or on account of Jersey income tax. The holders of Notes (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such Notes.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the Notes except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer the Notes on the death of a holder of such Notes where such Notes are situated in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of Notes domiciled in Jersey, or situated in Jersey in respect of a holder of Notes domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000. Where the Notes are in registered form and the register is not maintained in Jersey, such Notes should not be considered to be situated in Jersey for these purposes.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

If you are in any doubt as to your tax position you should consult your professional tax adviser.

U.S. Federal Income Tax Considerations

The following summary describes material U.S. federal income tax consequences of ownership and disposition of the Notes to U.S. Holders, as defined below. This discussion applies only if you:

•

purchase the Notes in this offering at the “issue price” of the Notes, which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money, and

•	hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, for investment).

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are in a category of persons that are subject to special rules, such as:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities,

•	persons holding Notes as part of a hedge, “straddle,” integrated transaction or similar transactions,

•	U.S. Holders whose functional currency is not the U.S. dollar,

•

pass-through entities (e.g., S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes) or investors who hold the Notes through pass-through entities,

•	tax-exempt entities,

•	U.S. expatriates and former citizens or long-term residents of the United States,

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax,

•	U.S. Holders that hold the Notes through non-U.S. brokers or other non-U.S. intermediaries,

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the Notes to their financial statements under Section 451 of the Code, or

•	persons subject to the alternative minimum tax.

If you are a partner in an entity that is classified as a partnership for U.S. federal income tax purposes and that holds Notes, your U.S. federal income tax treatment with respect to the Notes will generally depend on your status and upon the activities of the partnership. You and the partnership should each consult your own tax advisor as to the particular U.S. federal income tax consequences of owning and disposing of the Notes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein (possibly with retroactive effect). You should consult your own tax advisor with regard to the application of the U.S. federal income tax laws (including the unearned income Medicare contribution tax under Section 1411 of the Code) to your particular situation as well as any tax consequences arising under other U.S. federal tax laws (such as estate and gift tax laws) or the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Classification of the Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the notes. Under current law, and based on the facts contained in this prospectus supplement, the terms of the indenture and the Notes, and certain assumptions and representations, the Notes should be classified for U.S. federal income tax purposes as indebtedness (although there is no controlling authority directly on point with respect to the treatment of the Notes and interest thereon). However, no rulings have been or will be sought from the IRS with respect to the classification of the Notes as indebtedness or the U.S. federal income tax consequences of the acquisition, ownership or disposition of the Notes. Accordingly, we cannot assure holders that the IRS will not challenge the classification of the Notes as indebtedness for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were to successfully challenge the classification of the Notes as indebtedness, interest payments on the Notes could be treated for U.S. federal income tax purposes as dividends to the extent of our current or accumulated earnings and profits. We agree, and by acquiring an interest in a Note, each holder of a Note will agree, to treat the Notes as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. U.S. Holders should consult their tax advisors regarding the tax consequences that would apply if the Notes are not treated as indebtedness for U.S. federal income tax purposes.

Payments of Interest

Subject to the discussion immediately below, stated interest paid on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

The Notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes. If the Notes were not treated as variable rate debt instruments, then the Notes would be treated as “contingent payment debt instruments,” in which case U.S. Holders could be required to accrue interest income on the Notes in excess of stated interest and would be required to treat as ordinary income, rather than as capital gain, any income realized on a taxable disposition of the Notes. Applicable Treasury Regulations set forth rules to determine whether a variable rate debt instrument is treated as issued with original issue discount for U.S. federal income tax purposes (“OID”). Based on the application of these Treasury Regulations and the expected pricing terms of the Notes, we do not expect the pricing of the Notes to result in the Notes as being treated as issued with OID. We have the option under certain circumstances to defer payments of stated interest on the Notes. Under the Treasury Regulations relating to OID, a debt instrument is deemed to be issued with OID if there is more than a “remote” contingency that periodic stated interest payments due on the instrument will not be timely paid. We believe the likelihood of our exercising the option to defer payment of stated interest on the Notes is remote within the meaning of the Treasury Regulations in part because our exercise of the option to defer payments of stated interest on the Notes would generally prevent us from:

•	declaring or paying any dividend or distribution on any of Aptiv’s Share Capital;

•	redeeming, purchasing, acquiring or making a liquidation payment with respect to any of Aptiv’s Share Capital;

•

paying any principal, interest (to the extent such interest is deferrable) or premium on, or repaying, repurchasing or redeeming, any of Aptiv’s indebtedness that ranks equally with or junior to the Notes in right of payment; and

•	making any payments with respect to any guarantees by Aptiv of any indebtedness if such guarantees rank equally with or junior to the Notes in right of payment.

Similarly, if certain circumstances occur (see “Description of the Notes—Redemption—Redemption Following a Rating Agency Event” and “—Additional Amounts”), we may be obligated to pay amounts in excess of stated principal on the Notes. If there is only a remote likelihood that such payments will be made, such excess payments will not affect the amount of interest income that a U.S. Holder recognizes. We believe the likelihood that we will make any such payments is remote within the meaning of the Treasury Regulations. If the possibility that we would be required to make such payments were determined not to be remote, the Notes could be treated as “contingent payment debt instruments,” in which case, as described above, U.S. Holders could be required to accrue interest income on the Notes in excess of stated interest and would be required to treat as ordinary income, rather than as capital gain, any income realized on a taxable disposition of the Notes.

The meaning of the term “remote” in the Treasury Regulations has not yet been addressed in any rulings or other guidance by the IRS or any court. Our determination that the contingencies described above are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. There can be no assurance that the IRS or a court will agree with these positions.

The remainder of this discussion assumes the Notes will not be treated as issued with OID or as contingent payment debt instruments.

Exercise of Deferral Option

Under the Treasury Regulations, if we exercise our option to defer the payment of interest on the Notes, the Notes will be treated as if they had been redeemed and reissued solely for OID purposes. In that event, all remaining interest payments on the Notes (including interest on deferred interest) would be treated as OID, which U.S. Holders would be required to accrue and include in taxable income, without regard to such U.S. Holders’ regular method of accounting for U.S. federal income tax purposes. The amount of OID income includible in such U.S. Holders’ taxable income would be determined on the basis of a constant yield method over the remaining term of the Notes, and the actual receipt of future payments of stated interest on the Notes would no longer be separately reported as taxable income. The total amount of OID that would accrue during the deferral period would be approximately equal to the amount of the cash payment due immediately following the end of that period. A U.S. Holder’s adjusted tax basis in its Notes would be increased by any OID included in the U.S. Holder’s income and decreased by the actual receipt of cash interest payments on the Notes.

Effect of Co-Issuance

On the Issue Date, all or a portion of the proceeds of the offering of the Notes will be borrowed by Aptiv Global Financing Designated Activity Company and the remaining portion of the proceeds of the offering of the Notes will be borrowed by Aptiv. The portion of the proceeds of the Notes that will be borrowed by Aptiv Global Financing Designated Activity Company and the portion of the proceeds of the Notes that will be borrowed by Aptiv, if any, in each case, on the Issue Date, and after any subsequent change to such allocation (as discussed below), will be made available to a holder or beneficial owner of the Notes upon request by contacting Aptiv Investor Relations (which can be reached through Aptiv’s website or at ir@aptiv.com).

Aptiv Global Financing Designated Activity Company and Aptiv have the right to change the allocation of the Notes between Aptiv Global Financing Designated Activity Company and Aptiv for any reason (including, but not limited, as a result of a redemption of any Notes or the issuance of Additional Notes, in each case, in a different allocation between Aptiv Global Financing Designated Activity Company and Aptiv than the initial allocation with respect to the outstanding Notes). Aptiv Global Financing Designated Activity Company and Aptiv may issue Additional Notes that have a different allocation than the initial allocation with respect to the outstanding Notes. In such event, we intend to take the position that, while not entirely clear, such Additional Notes are fungible with the outstanding Notes for U.S. federal income tax purposes, resulting in a change in the allocation of the outstanding Notes so as to have the same allocation across the Additional Notes and the outstanding Notes. While we also intend to take the position that any such transaction will not result in a taxable event for U.S. federal income tax purposes, there can be no assurance that the IRS or a court will agree with our position, in which case beneficial owners may recognize gain, but potentially not loss, in such transaction.

Foreign Tax Credit

Interest paid on a Note generally will be foreign-source “passive category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder under U.S. federal income tax law. Non-U.S. withholding taxes, if any, paid by or on behalf of a U.S. Holder at the rate applicable to such U.S. Holder may be eligible for foreign tax credits (or, at such U.S. Holder’s election, deductions in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations and conditions (including that the election to deduct or credit non-U.S. taxes applies to all of the U.S. Holder’s applicable non-U.S. taxes for a particular tax year). Applicable U.S. Treasury regulations may restrict the availability of any foreign tax credit based on the nature of the withholding tax imposed by a non-U.S. jurisdiction. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. A U.S. Holder should consult its own tax advisor regarding the creditability or deductibility of any non-U.S. withholding taxes.

Sale, Exchange, Redemption or Retirement

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition of the Note and the U.S. Holder’s tax basis in the Note (generally, its cost). For these purposes, the amount realized does not include any amount attributable to accrued stated interest. Amounts attributable to accrued stated interest and not previously included in income are treated as interest as described under “—Payments of Interest” above. If the Notes are treated as having been issued or reissued with OID, such adjusted tax basis will also be increased by the amount of any OID previously included in a U.S. Holder’s gross income with respect to the Notes and decreased by any payments received on the Notes since and including the date that the Notes were deemed to be issued with OID.

Gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption, retirement or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to report information relating to an interest in “specified foreign financial assets,” subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold an interest in such specified foreign financial assets. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of the Notes, including the significant penalties for non-compliance.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with stated interest payments on the Notes to, and the proceeds from a sale or other disposition (including a retirement or redemption) of the Notes by, a U.S. Holder unless the U.S. Holder is an exempt recipient. A U.S. Holder will be subject to U.S. backup withholding on payments of these amounts if the U.S. Holder fails to provide the U.S. Holder’s taxpayer identification number to the appropriate withholding agent and complies with certain certification procedures, or otherwise fails to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, if the U.S. Holder timely provides the required information to the IRS.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally, and not jointly, agreed to purchase from the Issuers, and the Issuers have agreed to sell to the underwriters, the principal amount of Notes listed opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement:

Underwriters	Principal Amount of Notes
J.P. Morgan Securities LLC	$125,000,000
Goldman Sachs & Co. LLC	125,000,000
Barclays Capital Inc.	30,000,000
BNP Paribas Securities Corp.	30,000,000
BofA Securities, Inc.	30,000,000
Citigroup Global Markets Inc.	30,000,000
Deutsche Bank Securities Inc.	30,000,000
SG Americas Securities, LLC	12,500,000
SMBC Nikko Securities America, Inc.	12,500,000
Standard Chartered Bank	12,500,000
TD Securities (USA) LLC	12,500,000
Truist Securities, Inc.	12,500,000
UniCredit Capital Markets LLC	12,500,000
U.S. Bancorp Investments, Inc.	12,500,000
Wells Fargo Securities, LLC	12,500,000

Total	$500,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the Notes offered by this prospectus supplement if any of the Notes are purchased. The underwriting agreement also provides that if an underwriter defaults with respect to the Notes, the purchase commitments of non-defaulting underwriters may be increased or the offering of the Notes may be terminated under certain conditions.

The Issuers have been advised by the underwriters that the underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the offering price and other selling terms. The underwriters may offer and sell Notes through certain of their affiliates. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that the Issuers are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes and in total):

Paid by Aptiv
Per Note	1.000%
Total	$5,000,000

The Issuers estimate that their expenses of this offering, excluding the underwriting discounts, will be approximately $1.8 million.

In the underwriting agreement, the Issuers and the Guarantor have agreed that they will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The Issuers intend to apply to list the Notes on the NYSE. If such a listing is obtained, the Issuers will have no obligation to maintain such listing, and the Issuers may delist the Notes at any time. There is currently no established trading market for the Notes. The underwriters have advised the Issuers that they currently intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making with respect to the Notes without notice. Accordingly, the Issuers cannot assure you as to the development or liquidity of any market for the Notes.

In connection with this offering of the Notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the aggregate principal amount of Notes offered pursuant to this prospectus, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Any of these activities may cause the market prices of the Notes to be higher than they would otherwise be in the absence of those transactions. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S.-registered broker-dealers as permitted by the regulations of FINRA.

Extended Settlement

The Issuers expect that the delivery of the Notes will be made against payment therefor on or about September 13, 2024, which will be the fourth day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+4 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the date that is more than one business day preceding the settlement date should consult their own advisor.

Conflicts of Interest

Certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. As a result of the intended use of net proceeds of this offering to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates may receive at least 5% of the net proceeds of this offering. The receipt of at least 5% of the net proceeds of this offering by any underwriter or its affiliates would be considered a “conflict of interest” under FINRA Rule 5121 for such underwriters. Consequently, this offering will be conducted in accordance with the applicable requirements of FINRA Rule 5121. Rule 5121 requires prominent disclosure of the nature of the conflict of interest in the prospectus supplement for the public offering. Pursuant to Rule 5121(a)(1)(C), the appointment of a qualified independent underwriter is not necessary in connection with this offering as the securities offered are investment grade rated.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have from time to time provided, and may provide in the future, various financial advisory, investment banking and commercial banking services to us and our affiliates, for which they have received or will receive customary fees and reimbursement of expenses. In particular, certain of the underwriters and/or their respective affiliates are parties to and are agents and/or lenders under our credit facilities and receive customary compensation in connection therewith. The credit facilities were negotiated on an arm’s length basis and contain terms pursuant to which the lenders receive customary fees. In addition, each of the underwriters are acting as underwriters for the Concurrent Offering. Accordingly, each of the underwriters or their affiliates may receive underwriting commissions from the Concurrent Offering. Additionally, certain of the underwriters or their affiliates are lenders under the Bridge Credit Agreement and/or may own 2025 Notes. As a result of the intended use of net proceeds of this offering to redeem in full the 2025 Notes and, together with cash on hand, to repay the loans outstanding under the Bridge Credit Agreement, such underwriters or their affiliates may receive a portion of the net proceeds of this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

If any of the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their respective affiliates routinely hedge, and certain other of those underwriters or their respective affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby.

In addition, Deutsche Bank Securities Inc., one of the underwriters, is an affiliate of the Registrar and Paying Agent under the indenture that will govern the Notes.

Selling Restrictions

Jersey

There shall be no invitation to the public in Jersey to apply for any Notes and there shall be no circulation in Jersey of any offer for subscription, sale or exchange of the Notes.

Ireland

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available otherwise than in conformity with:

(i)

the provisions of the Prospectus Regulation, European Union (Prospectus) Regulations 2019 and any rules and guidance issued by the Central Bank of Ireland (the “Central Bank”) under Section 1363 of the Irish Companies Act 2014 (as amended, the “Irish Companies Act”);

(ii)

the provisions of the European Union (Markets in Financial Instruments) Regulations, 2017 (as amended, the “MiFiD II Regulations”), including Regulation 5 (Requirement for authorization (and certain provisions concerning MTFs and OTFs)) thereof or any rules or codes of conduct made under the MiFiD II Regulations and the provisions of the Investor Compensation Act 1998 (as amended);

(iii)	the provisions of the Irish Companies Act, the Irish Central Bank Acts 1942 to 2018 (as amended) and any codes of practice made under Section 117(1) of the Central Bank Act 1989 (as amended); and

(iv)

the provisions of the Market Abuse Regulation (EU) 596/2014 (as amended), the European Union (Market Abuse) Regulations 2016 (as amended) and any rules and guidance issued by the Central Bank under Section 1370 of the Irish Companies Act.

European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Regulation.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of the Notes. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In the UK, the communication of this prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement, the accompanying prospectus and any related free writing prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any related free writing prospectus or any of their contents. The Notes are not being offered to the public in the UK.

Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of and have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement, the accompanying prospectus or any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, the Company or the notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the notes.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong

Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this documents have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivative contracts (each term as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons

(as defined in Section 309A of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Notes in Taiwan.

United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this prospectus supplement, the accompanying prospectus and any other offering or marketing material relating to the Notes or the offering do not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement, the accompanying prospectus and any other offering or marketing material relating to the Notes or the offering have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Korea

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes or the offering should be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell the notes in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes or the offering to acquire the Notes under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The Notes have not been registered with the Financial Services Commission of Korea in any way pursuant to the FSCMA, and the Notes may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the Notes may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold Notes complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold Notes.

LEGAL MATTERS

Certain legal matters related to this offering, including the validity of the Notes offered hereby, will be passed upon for us by our legal counsel, Davis Polk & Wardwell LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Aptiv PLC appearing in Aptiv PLC’s Annual Report on Form 10-K for the year ended December 31, 2023, and the effectiveness of Aptiv PLC’s internal control over financial reporting as of December 31, 2023 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

APTIV PLC

DEBT SECURITIES

GUARANTEES

PREFERRED SHARES

ORDINARY SHARES

WARRANTS

PURCHASE CONTRACTS

UNITS

APTIV CORPORATION

DEBT SECURITIES

GUARANTEES

WARRANTS

PURCHASE CONTRACTS

UNITS

APTIV GLOBAL FINANCING DESIGNATED ACTIVITY COMPANY

DEBT SECURITIES

GUARANTEES

Guarantees by certain subsidiaries of Aptiv PLC

We may offer from time to time ordinary shares of Aptiv PLC, preferred shares of Aptiv PLC, debt securities of Aptiv Corporation, debt securities of Aptiv PLC, debt securities of Aptiv Global Financing Designated Activity Company, warrants, purchase contracts or units. The debt securities of Aptiv Corporation and Aptiv Global Financing Designated Activity Company may be co-issued or guaranteed by Aptiv PLC and one or more subsidiaries of Aptiv PLC, and the debt securities of Aptiv PLC may be co-issued or guaranteed by one or more of its subsidiaries, in each case on terms to be determined at the time of the offering. In addition, certain selling shareholders to be identified in a prospectus supplement may offer and sell ordinary shares from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered.

Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our ordinary shares are listed on The New York Stock Exchange under the trading symbol “APTV.”

Investing in these securities involves certain risks. See “Risk Factors” on page 4 of this prospectus and beginning on page 15 of our annual report on Form 10-K for the year ended December 31, 2023 which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2024

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

It must be distinctly understood that neither the registrar of companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it.

In this prospectus, unless otherwise indicated or the context otherwise requires, “Aptiv,” the “Company,” “we,” “us” and “our” refer to Aptiv PLC, a public limited company which was formed under the laws of Jersey on May 19, 2011 as Delphi Automotive PLC. As the context may require, “we,” “us” and “our” refers only to Aptiv PLC and the subsidiary registrants who may sell securities pursuant to this prospectus from time to time.

i

THE COMPANY

We are a leading global technology and mobility architecture company primarily serving the automotive sector. We deliver end-to-end mobility solutions, enabling our customers’ transition to more electrified, software-defined vehicles. We design and manufacture vehicle components and provide electrical, electronic and active safety technology solutions to the global automotive and commercial vehicle markets, creating the software and hardware foundation for vehicle features and functionality. Our Advanced Safety and User Experience segment is focused on providing the necessary software and advanced computing platforms, and our Signal and Power Solutions segment is focused on providing the requisite networking architecture required to support the integrated systems in today’s complex vehicles. Together, our businesses develop the ‘brain’ and the ‘nervous system’ of increasingly complex vehicles, providing integration of the vehicle into its operating environment.

We are one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers (“OEMs”) in the world. We operate 138 major manufacturing facilities and 11 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 50 countries and have approximately 22,200 scientists, engineers and technicians focused on developing market relevant product solutions for our customers.

We are focused on growing and improving the profitability of our businesses, and have implemented a strategy designed to position us to deliver industry-leading long-term shareholder returns. This strategy includes disciplined investing in our business to grow and enhance our product offerings, strategically focusing our portfolio in high-technology, high-growth spaces in order to meet consumer preferences and leveraging an industry-leading cost structure to expand our operating margins.

Our principal executive offices are located at 5 Hanover Quay, Grand Canal Dock, Dublin 2, Ireland and our telephone number is 353-1-259-7013. Our register of members is kept at our registered office, which is 13 Castle Street, St. Helier, JE1 1ES, Jersey, Channel Islands.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell the securities or any combination of the securities described in this prospectus, and the selling shareholders may sell our ordinary shares, in one or more offerings. This prospectus provides you with a general description of the securities we and the selling shareholders may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and, as the case may be, the identity of the selling shareholders. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of any offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) our Annual Report on Form 10-K for the year ended December 31, 2023;

(b) The portions of our Definitive Proxy Statement on Schedule 14A filed on March  11, 2024 that are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2023;

(c) Amendment No.  1 to our Annual Report on Form 10-K/A for the year ended December 31, 2023, filed on March 28, 2024;

(d) Our Quarterly Report on Form 10-Q for the three months ended March 31, 2024, filed on May 2, 2024;

(e) Our Quarterly Report on Form 10-Q for the three months ended June 30, 2024, filed on August  1, 2024; and

(f) our Current Report on Form 8-K filed on April 26, 2024 and June 11, 2024.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Aptiv PLC

c/o Corporate Secretary

5 Hanover Quay

Grand Canal Dock

Dublin 2, Ireland

353-1-259-7013

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that reflect, when made, our current views with respect to current events, certain investments and acquisitions and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to our operations and business environment, which may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or our strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: global and regional economic conditions, including conditions affecting the credit market; global inflationary pressures; uncertainties created by the conflict between Ukraine and Russia, and its impacts to the European and global economies and our operations in each country; uncertainties created by the conflicts in the Middle East and their impacts on global economies; fluctuations in interest rates and foreign currency exchange rates; the cyclical nature of global automotive sales and production; the potential disruptions in the supply of and changes in the competitive environment for raw material and other components integral to our products, including the ongoing semiconductor supply shortage; our ability to maintain contracts that are critical to our operations; potential changes to beneficial free trade laws and regulations, such as the United States-Mexico-Canada Agreement; changes to tax laws; future significant public health crises; our ability to integrate and realize the expected benefits of recent transactions; our ability to attract, motivate and/or retain key executives; our ability to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of our unionized employees or those of our principal customers; and our ability to attract and retain customers. Additional factors are discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our filings with the Securities and Exchange Commission, including those set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2024. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. It should be remembered that the price of the ordinary shares and any income from them can go down as well as up. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our then most recent Annual Report on Form 10-K, and in any updates to those risk factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing or incorporated by reference in this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities. In the case of a sale by a selling shareholder, we will not receive any of the proceeds from such sale.

DESCRIPTION OF SHARE CAPITAL

The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association (as amended, our “Articles of Association” and “Memorandum of Association,” respectively). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Association and Memorandum of Association, which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and applicable law.

Ordinary Shares

As of June 30, 2024, there were 266,704,200 ordinary shares issued and outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of ordinary shares held by non-residents of Jersey.

Our Board may issue authorized but unissued ordinary shares, and the selling shareholders identified in a prospectus supplement may sell ordinary shares, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Dividend and Liquidation Rights. Holders of ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our ordinary shares by the Board of Directors out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Our Board of Directors has the power to declare such interim dividends as it determines. Declaration of a final dividend (not exceeding the amounts proposed by our Board of Directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of holders of ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the Board of Directors. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.

An ordinary resolution (such as a resolution for the declaration of dividends) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least fourteen days’ prior notice of the meeting at which such resolution will be considered.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders.

Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless the transfer is restricted by applicable securities laws or prohibited by another instrument. Each shareholder of record is entitled to receive at least fourteen days’ prior notice (excluding the day of notice and the day of the meeting) of an ordinary shareholders’ meeting and of any shareholders’ meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the Board of Directors may fix a date as the record date for any such determination.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Election and Removal of Directors. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election. All of our directors will be elected at each annual meeting.

Our Board of Directors currently consists of 10 directors. Our Articles of Association state that shareholders may only remove a director for cause. Our Board of Directors has sole power to fill any vacancy occurring as a result of the death, disability, removal or resignation of a director or as a result of an increase in the size of the Board of Directors.

Preferred Shares

We have 50,000,000 authorized preferred shares. As of June 30, 2024, we have no preferred shares issued and outstanding. The Board of Directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders.

When we offer to sell a particular series of preferred shares, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred shares will be issued under a statement of rights relating to each series of preferred shares and they are also subject to our Articles of Association.

Our Board may issue authorized preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

All preferred shares offered will be fully paid and non-assessable. Any preferred shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both.

The purpose of authorizing the Board of Directors to issue preferred shares and to determine their rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing desirable flexibility in connection with possible equity financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting shares.

Comparison of United States and Jersey Corporate Law

The following discussion is a summary of the material differences between United States and Jersey corporate law relevant to an investment in the ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital. Directors of a Jersey corporation, without shareholder approval, in certain instances may, among other things, implement certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

As in most United States jurisdictions, the board of directors of a Jersey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Jersey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States jurisdictions. Under our Articles of Association, we are required to indemnify every present and former officer of ours out of our assets against any loss or liability incurred by such officer by reason of being or having been such an officer. The extent of such indemnities shall be limited in accordance with the provisions of the Companies (Jersey) Law 1991, as amended.

In most United States jurisdictions, the Board of Directors is permitted to authorize share repurchases without shareholder consent. Jersey law does not permit share repurchases without shareholder consent. However, our Articles of Association permit our Board of Directors to convert any of our shares that we wish to purchase into redeemable shares, and thus effectively allow our Board of Directors to authorize share repurchases (which shall be effected by way of redemption) without shareholder consent, consistent with the practice in most United States jurisdictions.

Listing

Our ordinary shares are listed on the NYSE under the symbol “APTV.” We will describe the listing of any series of preferred shares in the prospectus supplement for such series.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the ordinary shares is Computershare Trust Company, N.A. The U.S. transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, Attention: Client Administration. Computershare Investor Services (Jersey) Limited is the transfer agent and registrar for the ordinary shares in Jersey and its address is 13 Castle Street, St Helier, Jersey JE1 1ES.

The transfer agent for each series of preferred shares will be described in the prospectus supplement for such series.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

Aptiv PLC (“Aptiv PLC”), Aptiv Corporation (“Aptiv Corp.”) or Aptiv Global Financing Designated Activity Company (formerly known as Aptiv Global Financing Limited) (“AGFDAC”) may offer debt securities, subject to the consent of the Jersey Financial Services Commission, if required. This prospectus describes certain general terms and provisions of the debt securities. When Aptiv PLC, Aptiv Corp. or AGFDAC offer to sell a particular series of debt securities, the specific terms for the securities will be set forth in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

Aptiv PLC’s senior debt securities would be issued under a senior indenture dated as of March 10, 2015, as supplemented, among Aptiv PLC, the guarantors party thereto, Wilmington Trust, National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as registrar, paying agent and authenticating agent (the “Registrar and Paying Agent”). Aptiv PLC’s subordinated indentures would be issued under a subordinated indenture among Aptiv PLC, the guarantors party thereto, the Trustee and the Registrar and Paying Agent.

Aptiv Corp.’s senior debt securities would be issued under a senior indenture dated as of February 14, 2013, as supplemented, among Aptiv Corp., Aptiv PLC, as a guarantor, the other guarantors party thereto, the Trustee and the Registrar and Paying Agent. Aptiv Corp.’s subordinated indentures would be issued under a subordinated indenture among Aptiv Corp., Aptiv PLC, as a guarantor, the other guarantors party thereto, the Trustee and the Registrar and Paying Agent.

AGFDAC’s senior debt securities would be issued under a senior indenture among AGFDAC, Aptiv PLC, as a guarantor, the other guarantors party thereto, the Trustee and the Registrar and Paying Agent.

This prospectus refers to each of Aptiv PLC’s senior indenture, Aptiv PLC’s subordinated indenture, Aptiv Corp.’s senior indenture, Aptiv Corp.’s subordinated indenture and AGFDAC’s senior indenture individually as the “indenture” and collectively as the “indentures.” We refer to Aptiv PLC’s senior indenture, Aptiv Corp.’s senior indenture and AGFDAC’s senior indenture collectively as the “senior indentures” and each individually as a “senior indenture.” We refer to Aptiv PLC’s subordinated indenture and Aptiv Corp.’s subordinated indenture collectively as the “subordinated indentures” and each individually as a “subordinated indenture.”

We have summarized certain terms and provisions of the indentures. The summary is not complete. The indentures have been filed as exhibits to the registration statement of which this prospectus forms a part, which we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The senior indentures and the subordinated indentures are substantially identical, except for the provisions relating to subordination. See “—Subordinated Debt.”

We, Aptiv Corp. or AGFDAC may issue debt securities up to an aggregate principal amount as we, Aptiv Corp. or AGFDAC may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•

if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	whether or not the debt securities will have the benefit of a guarantee or will be co-issued by another entity;

•	the maturity date;

•	the interest payment dates and the record dates for the interest payments;

•	the interest rate, if any, and the method for calculating the interest rate;

•	if other than New York, NY, the place where we will pay principal and interest;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	if other than denominations of $2,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	if other than the principal amount, the portion of principal amount payable upon acceleration of the maturity;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	if the debt securities may be exchangeable for and/or convertible into the ordinary shares of Aptiv PLC or any other security;

•	whether and under what circumstances additional amounts will be paid to a non-U.S. person in respect of any tax, assessment or governmental charge withheld or deducted;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	whether the debt securities will be issued in the form of global notes;

•	any material United States federal income tax consequences;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including events of default, covenants, provisions related to amendments and waivers, transfer and exchange, satisfaction and discharge and defeasance.

The form of indentures filed with the registration statement of which this prospectus forms a part contain certain of these terms, which may be modified in connection with the offering of any debt securities.

Senior Debt

Each of Aptiv PLC, Aptiv Corp. and AGFDAC will issue under its senior indenture the debt securities that will constitute part of the senior debt of such issuer. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of such issuer.

Subordinated Debt

Each of Aptiv PLC and Aptiv Corp. will issue under its subordinated indenture the debt securities that will constitute part of the subordinated debt of such issuer. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the relevant subordinated indenture, to all “senior indebtedness” of such issuer. The specific subordination terms will be set forth in a supplemental indenture to the relevant subordinated indenture and described in the prospectus supplement for the relevant series of debt.

Guarantees

Each prospectus supplement will describe any guarantees of debt securities for the benefit of the series of debt securities to which it relates. Debt securities issued by Aptiv PLC may be guaranteed by any of the subsidiary registrants under the registration statement of which this prospectus forms a part. Debt securities issued by Aptiv Corp. or AGFDAC will be guaranteed by Aptiv PLC and may be guaranteed by any of the subsidiary registrants. The guarantees will be full and unconditional on a joint and several basis. Each of the subsidiary guarantors (the “Guarantors”) is 100% owned by Aptiv PLC.

Concerning the Trustee and the Registrar and Paying Agent

Unless otherwise provided in respect of a series of debt securities, Wilmington Trust, National Association is the Trustee under each indenture and Deutsche Bank Trust Company Americas is the Registrar and Paying Agent with regard to each series of debt securities. The Trustee and its affiliates have engaged in, and may in the future engage in, financial or other transactions with the Company, Aptiv Corp, AGFDAC and the Guarantors and their and our affiliates in the ordinary course of their respective businesses, subject to the Trust Indenture Act of 1939. The Registrar and Paying Agent have engaged in, are currently engaged in, and may in the future engage in financial or other transactions with the issuers and the guarantors and their and our affiliates in the ordinary course of their respective businesses.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF WARRANTS

Aptiv PLC may issue warrants to purchase its debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, subject to the consent of the Jersey Financial Services Commission, if required. Aptiv Corp. may also issue warrants to purchase its debt securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between the issuer of such warrants and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus and such prospectus supplement is being delivered:

•	the issuer and title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

Aptiv PLC may, subject to the consent of the Jersey Financial Services Commission, if required, issue purchase contracts for the purchase or sale of:

•

debt or equity securities issued by Aptiv PLC or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Aptiv Corp. may issue purchase contracts for the purchase or sale of:

•

debt securities issued by Aptiv Corp. or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate the issuer thereof to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. Aptiv PLC or Aptiv Corp., as applicable, may, however, satisfy its obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require the issuer thereof to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. The issuer’s obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under one or more of the indentures.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, subject to the consent of the Jersey Financial Services Commission, if required, Aptiv PLC may issue units consisting of one or more purchase contracts, warrants, debt securities, preferred shares, ordinary shares or any combination of such securities and Aptiv Corp. may issue units consisting of one or more purchase contracts, warrants, debt securities or any combination of such securities. The applicable supplement will describe:

•

the issuer and the terms of the units and of the warrants, debt securities, preferred shares and ordinary shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange or the units.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. Aptiv PLC, Aptiv Corp. or AGFDAC may issue the registered debt securities, warrants and units, as applicable, in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. We understand that under existing industry practices, if Aptiv PLC, Aptiv Corp. or AGFDAC requests any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Aptiv PLC, Aptiv Corp., AGFDAC, the trustees, the warrant agents, the unit agents or any other agent of Aptiv PLC, Aptiv Corp. or AGFDAC, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, Aptiv PLC, Aptiv Corp. or AGFDAC, as applicable, will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of theirs or of Aptiv PLC, Aptiv Corp. or AGFDAC. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the ordinary shares and preferred shares in respect of which this prospectus is being delivered will be passed upon for us by Carey Olsen, Jersey, Channel Islands, and the validity of the debt securities, guarantees, warrants, purchase contracts and units in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Aptiv PLC appearing in Aptiv PLC’s Annual Report on Form 10-K for the year ended December 31, 2023, and the effectiveness of Aptiv PLC’s internal control over financial reporting as of December 31, 2023 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.